Exhibit 99.1

HUDBAY MINERALS INC.

As Borrower

and

HUDSON BAY MINING AND SMELTING CO., LIMITED

As Borrower

and

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES

As Guarantors

and

THE LENDERS FROM TIME TO TIME

PARTY TO THIS AGREEMENT

As Lenders

and

THE BANK OF NOVA SCOTIA

In its capacity as Administrative Agent

SCOTIA CAPITAL and

CANADIAN IMPERIAL BANK OF COMMERCE

Joint Bookrunners and Joint Lead Arrangers

CANADIAN IMPERIAL BANK OF COMMERCE

Syndication Agent

RBC CAPITAL MARKETS and THE TORONTO-DOMINION BANK

Co-Documentation Agents

US$300,000,000 CREDIT FACILITY

DATED AS OF NOVEMBER 3, 2010

TABLE OF CONTENTS

	ARTICLE 1
	INTERPRETATION
1.1	Definitions	2
1.2	Construction	27
1.3	Certain Rules of Interpretation	27
1.4	Terms Generally	27
1.5	Knowledge	28
1.6	Performance on Banking Days	28
1.7	Accounting Terms & Calculations	28
1.8	Change in Accounting Polices	28
	ARTICLE 2
	THE CREDIT
2.1	Amount and Availment Options	29
2.2	Reborrowing	30
2.3	Use of the Credit	30
2.4	Term and Repayment	30
2.5	Interest Rates and Fees	32
2.6	Other Fees	33
2.7	Exchange Rate Fluctuations	34
	ARTICLE 3
	GUARANTEES
3.1	Guarantees	34
3.2	Obligations Guaranteed by the Guarantees	35
	ARTICLE 4
	SECURITY
4.1	Borrowers’ Security Documents	36
4.2	Guarantors’ Security Documents	36
4.3	Additional Security Documents	37
	ARTICLE 5
	CLOSING CONDITIONS
5.1	Conditions Precedent to Closing	37
5.2	Conditions Precedent to all Advances	40

- i -

	ARTICLE 6
	ADVANCES

6.1	Lenders’ Obligations Relating to L/Cs	40
6.2	Lenders’ Obligations Relating to Swingline Advances	41
6.3	Evidence of Indebtedness	42
6.4	Calculation and Other Matters Regarding Interest and Fees	42
6.5	Conversions, Rollovers, Renewals, Repayments and Reductions	44
6.6	Notice of Advances and Payments	45
6.7	Size and Term of Advances	46
6.8	Payment of B/As, LIBOR Advances and L/Cs	47
6.9	Co-ordination Prime Rate, Base Rate, B/A and LIBOR Advances	48
6.10	Inability to Determine Rates Etc.	48
6.11	Execution of B/As	49
6.12	Funding of B/As	49
6.13	Other B/A Provisions	50
6.14	Issuance and Use of L/Cs	51
6.15	Reimbursement Obligation - L/Cs	51
6.16	Failure of Lender to Fund	52
6.17	Payments by the Borrower	53
6.18	Payments by Agent	53

	ARTICLE 7
	REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties	55
7.2	Survival of Representations and Warranties	62

	ARTICLE 8
	COVENANTS

8.1	Financial Covenants	62
8.2	Positive Covenants	62
8.3	Periodic Reports.	67
8.4	Ownership of the Obligors	72
8.5	Negative Covenants	72

	ARTICLE 9
	DEFAULT

9.1	Default	76
9.2	Acceleration and Termination of Rights	79
9.3	Payment of L/Cs and B/As	80
9.4	Remedies	80
9.5	Saving	80
9.6	Perform Obligations	81
9.7	Third Parties	81

- ii -

9.8	Remedies Cumulative	81
9.9	Suspension of Lenders’ Obligations	81
9.10	Set-Off or Compensation	82
9.11	Application of Payments After an Event of Default	82

	ARTICLE 10
	AGENCY PROVISIONS

10.1	Authorization of Agent	83
10.2	Rights as a Lender	83
10.3	Exculpatory Provisions	83
10.4	Reliance by Agent	84
10.5	Delegation of Duties	85
10.6	Direct Payments	85
10.7	Administration of the Credit	86
10.8	Rights of Agent	89
10.9	Acknowledgements, Representations and Covenants of Lenders	89
10.10	Collective Action of the Lenders	90
10.11	Successor Agent	91
10.12	No Other Duties etc.	92
10.13	Defaulting Lenders	92
10.14	Reference Lenders	92
10.15	Provisions Operative Between Lenders and Agent Only	93

	ARTICLE 11
	ADDITIONAL LENDERS,
	SUCCESSORS AND ASSIGNS

11.1	Successors and Assigns	93
11.2	Assignments by Lenders	93
11.3	Register	95
11.4	Participations	95
11.5	Certain Pledges	96

	ARTICLE 12
	SUCCESSOR COMPANIES AND
	ADDITIONAL GUARANTORS

12.1	Certain Requirements in Respect of Merger, Etc.	96
12.2	Vesting of Powers in Successor	98

	ARTICLE 13
	MISCELLANEOUS PROVISIONS

13.1	Severability, Etc.	98

- iii -

13.2	Amendment, Supplement or Waiver	98
13.3	Governing Law	99
13.4	Conflicts	99
13.5	Judgment Currency	99
13.6	Liability of Lenders	100
13.7	Expenses and Indemnity	100
13.8	Taxes	101
13.9	Increased Costs etc.	103
13.10	Mitigation Obligations; Replacement of Lenders	104
13.11	Illegality	105
13.12	Notices	105
13.13	Time of the Essence	106
13.14	Term of Agreement	106
13.15	Counterparts and Facsimile	107
13.16	Waiver of Jury Trial, Consequential Damages Etc.	107
13.17	Treatment of Certain Information: Confidentiality	108
13.18	Entire Agreement	109

Schedule A	-	Lenders and their Applicable Percentages

Schedule B	-	Form of Assignment and Assumption Agreement

Schedule C	-	Compliance Certificate

Schedule 3.1(b)	-	Agreement of New Obligor

Schedule 6.6(a)	-	Notice of Advance, Payment, Rollover or Conversion

Schedule 7.1(m)	-	Organizational Chart

Schedule 13.17(c)	-	Information That May Be Disclosed

- iv -

CREDIT AGREEMENT dated as of November 3, 2010.

BETWEEN:

HUDBAY MINERALS INC.

As Borrower

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED

As Borrower

- and -

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES

As Guarantors

- and -

THE LENDERS FROM TIME TO TIME PARTY

TO THIS AGREEMENT

As Lenders

- and -

THE BANK OF NOVA SCOTIA

In its capacity as Administrative Agent

RECITALS:

WHEREAS the Borrowers have requested the Lenders to provide, and the Lenders have agreed to provide, credit and banking facilities in an aggregate maximum principal amount of US$300,000,000 to the Borrowers upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS the Agent has agreed to act as agent on behalf of the Lenders with regard to certain matters associated with the Credit;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

“777 Mine” means the underground zinc and copper mine located in Flin Flon, Manitoba with a headframe immediately adjacent to the Flin Flon concentrator and zinc refinery, including a vertical production shaft to a depth of 1,530 metres and related workings.

“Acceptable LC Issuer” means:

(i)	any Lender;

(ii)	any Affiliate of a Lender; or

(iii)	any other financial institution if a Lender or an Affiliate of the Lender is:

(A)	unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a HudBay Group Member;

(B)	unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a HudBay Group Member on terms at least as favourable as the terms offered by such other financial institution; or

(C)	not an acceptable issuing bank to the beneficiary of the letter of credit.

“Accepting Lenders” means, for the purposes of Section 2.4, Lenders that accept a request to extend the Maturity Date of the Credit under Section 2.4(b).

“Acquisition Deadline” is defined in Section 2.4(e)(i)(A).

“Acquisition Notice” is defined in Section 2.4(e)(i)(A).

“Acquisition Request Notice” is defined in Section 2.4(e)(i).

“Adjusted Net Income” means the consolidated net income of HudBay as set forth in the financial statements delivered pursuant to Sections 8.3(a)(i) and 8.3(a)(ii) adjusted for any non-cash impairment charges related to the Fenix Project.

“Advance” means an availment of the Credit by the Borrowers by way of Prime Rate Advance, Base Rate Advance, Swingline Advance, B/A, B/A Equivalent Loan, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Prime Rate Advances, Base Rate Advances, LIBOR Advances and B/A Equivalent Loans, the face amount of all outstanding B/As, the undrawn amount of all outstanding L/Cs and the amount of any Advance for which the Borrowers have failed to provide for payment under Section 6.8.

“Advance Date” means the date, which shall be a Banking Day, of any Advance.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means BNS in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

“Agreement” means this Credit Agreement, including all Schedules to this Credit Agreement.

“Agreement Currency” is defined in Section 13.5.

“Applicable Law” means (i) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (ii) any judgement, order, writ, injunction, decision, ruling, decree or award; (iii) any regulatory policy, practice, guideline or directive; or (iv) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender’s outstanding Advances. Each Lender’s Applicable Percentage as of the date of this Agreement is specified on Schedule A.

“Arm’s Length” has the meaning ascribed thereto for the purposes of the Income Tax Act (Canada) in effect as of the date hereof.

“Assignment and Assumption” means an agreement in substantially the form of Schedule B or any other form approved by the Agent.

“Available Amount” is defined in Section 2.4(e)(i)(A).

“B/A” means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the relevant Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the applicable Borrower and accepted by a Lender pursuant to this Agreement. For this purpose, orders or drafts that become depository bills, drafts and bills of exchange are sometimes collectively referred to as “orders” in this Agreement.

“B/A Discount Proceeds” means, in respect of any B/A, the amount that is calculated on the applicable Advance Date in accordance with Section 6.4(e).

“B/A Discount Rate” means:

(i)	with respect to any B/A accepted by a Lender named on Schedule I to the Bank Act (Canada), either:

(A)	the average rate that appears on the Reuters screen CDOR page at or about 10:00 a.m. on the applicable Advance Date, for bankers’ acceptances having an identical maturity date to the maturity date of that B/A; or

(B)	if the Majority Lenders determine from time to time that the rate referred to in clause (i)(A) above does not adequately and fairly reflect their actual cost of funding B/A’s, the rate determined by the Agent as being the arithmetic average (rounded upward to the nearest multiple of 0.01%) of the discount rates of the Reference Lenders, determined in accordance with normal market practice at or about 10:00 a.m. on the applicable Advance Date, for bankers’ acceptances having a comparable face amount and identical maturity date to the face amount and maturity date of that B/A; and

(ii)	with respect to any B/A accepted by any other Lender, the rate determined in accordance with clause (i) above plus 0.10% per annum.

“B/A Equivalent Loan” is defined in Section 6.12(c).

“B/A Fee” means the fee payable with respect to a B/A that is calculated in accordance with Section 6.4(d).

“Banking Day” means a day of the year, other than a Saturday or a Sunday, on which:

(i)	the Agent is open for normal banking business at its executive offices in Toronto, Canada and its principal office in Toronto, Canada;

(ii)	with respect to Base Rate Advances, the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(iii)	with respect to notices, determinations, payments or advances relating to LIBOR Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and London, England;

except that, in connection with making or repaying an Advance, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrowers and the Lenders, specify that particular day to be a Banking Day.

“Base Rate” means, on any day, the greatest of:

(i)	the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars;

(ii)	the Federal Funds Effective Rate plus 1.00% per annum; and

(iii)	LIBO Rate plus 1.00% per annum.

“Base Rate Advance” means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

“BNS” means The Bank of Nova Scotia, a bank listed on Schedule I of the Bank Act (Canada).

“Borrowers” mean, collectively, HudBay and HBMS and “Borrower” means either of them.

“Borrowers’ Security Documents” is defined in Section 4.1.

“Branch of Account” means the office of the Agent at WBO – Loan Operations, 720 King Street West, 2nd Floor, Toronto, Ontario, M5V 2T3.

“Calculation Date” means that date which is one year prior to the Maturity Date.

“Canadian Dollar”, “C$” and “CAD” each means the lawful currency of Canada.

“Capital Expenditures” means, in respect of any Person, expenditures made by such Person for the purchase, lease or acquisition of assets (other than current assets) required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under

GAAP and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash” means, at any particular time in respect of any particular Person, the aggregate of cash and Cash Equivalents of such Person.

“Cash Collateral” means a deposit of cash, or a letter of credit in a form and from an issuer satisfactory to the Required Lenders.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender or any other commercial bank incorporated in a Permitted Jurisdiction having capital and surplus in excess of Cdn.$500,000,000 or the Exchange Amount thereof, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated by any two of Moody’s, S&P or Dominion Bond Rating Service and having been assigned a rating of A-1 low by S&P or the equivalent thereof by Moody’s or Dominion Bond Rating Service Limited (as applicable) and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state or province of any Permitted Jurisdiction or any political subdivision thereof having one of the two highest rating categories obtainable from any two of Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (i) the adoption or taking effect of any Applicable Law, (ii) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (iii) the making or issuance of any Applicable Law by any Governmental Authority.

“Change of Control” means any Person or one or more Persons acting jointly or in concert shall acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of (i) more than 50.1% of the voting shares or Equity Interests of HudBay or all or substantially all of the assets of HudBay, or (ii) succeed in having a sufficient number of nominees elected to the board of directors of HudBay such that such nominees, when added to any existing director remaining on the board of directors of HudBay after such election who is a nominee of such Person, will constitute a majority of the board of directors of HudBay.

“Chisel North Mine” means the underground zinc mine located approximately six kilometres south of Snow Lake, Manitoba, including an access ramp from surface and related workings.

“CIBC” means the Canadian Imperial Bank of Commerce, a bank listed on Schedule I of the Bank Act (Canada).

“Claims” is defined in Section 7.1(f).

“Code” means the US Internal Revenue Code of 1986, as amended from time to time and all regulations and rulings promulgated thereunder.

“Commitment” means in respect of each Lender from time to time, the agreement to make Advances to the Borrowers in the Lender’s Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

“Compliance Certificate” means a certificate in the form of Schedule C.

“Constating Documents” means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests, all as in effect from time to time.

“Contract” means any agreement, contract, indenture, lease, deed of trust, deed, indenture, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

“Contributing Lenders” and “Contributing Lender” are defined in Section 6.16(b).

“Control”, and its derivatives means, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

“Credit” is defined in Section 2.1(a).

“Debt” means, as to any Person and without duplication:

(i)	indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities and whether current, short term or long term) and premiums (if any) and capitalized interest (if any) in respect thereof;

(ii)	obligations of such Person to pay the deferred purchase or deferred acquisition price of property or services, except for trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course (other than for borrowed money) so long as such trade accounts payable (other than trade accounts payable arising from holdbacks under trade contracts) are payable within 90 days of the date the respective goods are delivered or respective services rendered;

(iii)	indebtedness of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person;

(iv)	obligations of such Person in respect of letters of credit or similar instruments (whether assumed by way of guarantee, counter indemnity or otherwise), acceptance, bill discounting or note purchase facility and receivables purchase, factoring or discounting which carries recourse to such Person;

(v)	Capital Lease Obligations;

(vi)	the negative or “out of the money” mark to market value of any liabilities in respect of any Derivative and other similar off balance sheet liabilities after giving effect to any netting arrangements permitted under the applicable Derivative;

(vii)	all Debt Guaranteed; and

(viii)	any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that Person or by a Subsidiary of that Person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before, or within one year after, the Maturity Date as extended from time to time, for cash or securities constituting Debt.

“Debt Guaranteed” by any Person means all Debt of the kinds referred to in the definition of Debt which is, directly or indirectly, guaranteed (except by way of endorsement of a negotiable instrument made in the ordinary course of such Person’s business) by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss.

“Declining Lenders” means, for the purposes of Section 2.4, Lenders that decline a request to extend the Maturity Date under Section 2.4(b) or do not respond to the request within the time periods referred to in Section 2.4 (for which they shall have no liability) and are thereby deemed to have declined the request.

“deemed interest period” is defined in Section 6.4(b).

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Advances or perform its obligations under Section 6.1 within three Banking Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Banking Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding or (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business.

“Delay Event” means any event or circumstance which results in or could reasonably be expected to result in the interruption, suspension, deferral, delay or abandonment of the Lalor Project.

“Demand” is defined in Section 6.15.

“Derivative” means (a) any transaction now existing or hereafter entered into (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) a transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made, and (b) any combination of these transactions.

“Designated Account” means, in respect of any Advance, the account or accounts maintained by each of the Borrowers at a branch of the Agent in Canada that the applicable Borrower designates in its notice requesting an Advance.

“Desired Acquisition Amount” is defined in Section 2.4(e)(i)(A).

“Disposition” means with respect to any asset of any Person, any direct or indirect sale, lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, including by means of a Securitization Transaction, or any reorganization, consolidation, amalgamation or merger of such Person pursuant to which such asset becomes the property of any other Person; and “Dispose” and “Disposed” have meanings correlative thereto.

“EBITDA” means, for any period and without duplication, Adjusted Net Income (A) increased by the sum of, without duplication, (i) Interest Expenses, (ii) HudBay’s consolidated income tax expenses for such period, (iii) HudBay’s consolidated depreciation, amortization and other like expenses not involving or requiring an outlay of cash for such period, (iv) HudBay’s consolidated losses incurred in connection with any Disposition permitted under the terms of this Agreement, (v) HudBay’s consolidated unrealized foreign exchange losses and (vi) HudBay’s consolidated extraordinary losses; and (B) decreased, by the sum of: (i) HudBay’s consolidated gains realized in connection with any Disposition, (ii) HudBay’s consolidated unrealized foreign exchange gains and (iii) HudBay’s consolidated extraordinary gains; provided that notwithstanding the foregoing the consolidated “earnings before interest expense, income tax expense, depreciation and amortization expenses” of HMI Nickel Inc. (determined in accordance with GAAP) shall be excluded from calculating EBITDA.

“Eligible Assignee” means any Person other than: (i) a natural person, (ii) a HudBay Group Member or (iii) any Affiliate of a HudBay Group Member.

“Employee Plan” means a Pension Plan, a Welfare Plan or both, but does not include any US Plan.

“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated and whether voting or non-voting and any and all rights, warrants, options or other rights exchangeable or convertible into any of the foregoing.

“Equivalent Amount” means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

“ERISA” means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and all regulations and rulings promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Restricted Party, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (i) any Reportable Event; (ii) the existence with respect to any Plan of a non-exempt Prohibited Transaction; (iii) the failure of any insured US Welfare Plan to satisfy the non-discrimination requirements of Section 105 of the Code; (iv) any failure by any US Pension Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA) applicable to such US Pension Plan, whether or not waived; (v) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any US Pension Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any US Pension Plan or the failure by any Restricted Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (vi) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any US Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any US Pension Plan; (vii) a determination that any US Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (viii) the receipt by any Restricted Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan under Section 4042 of ERISA; (ix) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any US Pension Plan or Multiemployer Plan; or (x) the receipt by any Restricted Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Restricted Party or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

“Event of Default” is defined in Section 9.1.

“Exchange Rate” means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Agent’s mid rate (i.e., the average of the Agent’s spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Agent’s mid rate.

“Excluded Taxes” means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrowers under Section 13.10, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrowers have expressly agreed that any withholding tax shall be an Indemnified Tax), to the extent any withholding tax that is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender because of such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 13.8(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 13.8(e).

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing, in each case calculated on the basis of a 360-day year for the actual number of days elapsed.

“Fee Agreements” means, collectively, (i) the letter agreement dated October 4, 2010 which provides that agency fee is payable by the Borrowers to the Agent and (ii) the letter agreement dated November 3, 2010 which provides that the L/C fronting fees are payable by the Borrowers to the Issuing Banks and “Fee Agreement” means either one of them.

“Fenix Non-Recourse Debt” means any Debt incurred by HMI Nickel Inc. or any of its direct or indirect wholly-owned Subsidiaries the proceeds of which are used exclusively to finance the Fenix Project; and in connection with which no HudBay Group Member (other than HMI Nickel Inc. and its direct or indirect wholly-owned Subsidiaries) is liable either directly, as guarantors or on any basis (contingent or otherwise).

“Fenix Project” means the project to refurbish and expand the idled nickel laterite smelter in El Estor, Guatemala.

“Forecasted Lalor Capital Projections” means the projected Capital Expenditures budget (prepared in good faith based on reasonable estimates) in respect of the Lalor

Project for the period commencing as at the end of the most recently completed fiscal year of HudBay and ending upon the earlier of the period ending three years after such date and the date on which “commercial production” is reasonably expected to be achieved in respect of the Lalor Project as set out in the Initial Financial Model. For the purposes of this definition “commercial production” shall mean the production of a daily average of 2,900 tonnes of ore suitable for processing for a consecutive 90 day period.

“Foreign Lender” means any Lender that is not organized under the laws of the Canada for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in Canada for tax purposes by application of the laws of Canada.

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants or any successor institute and following the adoption of IFRS by HudBay, means IFRS.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, ministry, instrumentality, regulatory body, board, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Guarantees” means the guarantees given by the Obligors from time to time as described in Section 3.1.

“Guarantors’ Security Documents” is defined in Section 4.2.

“Hazardous Materials” means any pollutant, contaminant or hazardous, deleterious, toxic or, dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls or any tailings, residual materials, waste, substance or other material which does or may cause harm or adverse effect to human health or the environment.

“HB Exploration” means Hudson Bay Exploration and Development Company Limited.

“HB Marketing” means HudBay Marketing & Sales Inc.

“HBMS” means Hudson Bay Mining and Smelting Co., Limited.

“HudBay” means HudBay Minerals Inc.

“HudBay Group” means HudBay and each of its Subsidiaries.

“HudBay Group Member” means any Person who is a member of the HudBay Group.

“IFRS” means the International Financial Reporting Standards.

“Impacted Lender” means any Lender that (i) the Agent or the Issuing Banks believe in good faith has defaulted in fulfilling its obligations under one or more other syndicated credit facilities, or (ii) that is Controlled by a Person that has been determined by a court of competent jurisdiction or regulator to be insolvent, is unable to meet its obligations or pay its debts as they generally become due or is the subject of a bankruptcy or insolvency proceeding.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnitee” is defined in Section 13.7(b).

“Initial Financial Model” means the financial model dated September 27, 2010 and referenced as “LRP Case #311 Sept27, 2010”.

“Insolvent” means, with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, data bases, documentation, registrations and franchises relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (viii) any other intellectual property and industrial property; and (ix) all additions and improvements to the foregoing.

“Interbank Reference Rate” means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

“Intercorporate Obligations” mean all present and future Debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to any HudBay Group Member in respect of loans or advances made by such HudBay Group Member to such Restricted Party; provided that such HudBay Group Member (who is the lender in respect of the Intercorporate Obligation) is a party to and bound by the Intercorporate Subordination Agreement.

“Intercorporate Subordination Agreement” means the Intercorporate Subordination Agreement dated the date hereof between: (i) the Agent, on behalf of the Lenders and their Affiliates party to the Other Secured Obligations, and (ii) those HudBay Group Members party to such Intercorporate Subordination Agreement from time to time.

“Intercreditor Agreements” means any agreements that may be entered into from time to time to provide for the subordination, ranking or priority of any other Debt in relation to the Obligations or the Other Secured Obligations.

“Interest Coverage Ratio” means, with respect to any period ending on the date of determination, that amount which is equal to: (i) EBITDA for that period divided by (ii) Interest Expense for that period.

“Interest Expense” means, for any period, HudBay’s consolidated interest expense, plus, to the extent not included in such total consolidated interest expense, and to the extent incurred by HudBay or its Subsidiaries, (i) interest expense attributable to Capital Lease Obligations, (ii) amortization of debt discount, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (vi) net costs associated with Derivatives relating to interest rates (including amortization of fees), (vii) dividends in respect of all preferred stock held by Persons other than a HudBay Group Member, and (viii) interest actually paid by a HudBay Group Member on any Debt of any other Person.

“Interest Payment Date” means (in connection with Prime Rate Advances and Base Rate Advances) the last Banking Day of each calendar month.

“Issuing Banks” means, for the time being, either BNS and/or CIBC. If both of BNS and CIBC cease to be Issuing Banks, a successor shall be agreed to by the Borrowers and the Required Lenders, acting reasonably.

“Key Operating Assets” means HudBay’s direct or indirect interest in the 777 Mine, Lalor Project, the Chisel North Mine, the Trout Lake Mine, HBMS’s metallurgical facilities and concentrators (including without limitation the Flin Flon concentrator, the Flin Flon zinc refinery and the Snow Lake concentrator).

“Lalor Project” means the project to construct an underground mine at 54°52’N latitude, 100°08’W longitude to mine the volcanogenic massive sulphide deposit at that location, including an underground access ramp from the Chisel North Mine and a vertical production shaft.

“L/C” or “Letter of Credit” means either a performance or financial standby letter of credit, letter of guarantee or commercial letter of credit denominated in Canadian Dollars or US Dollars in a form satisfactory to the Issuing Banks, issued by either of the Issuing Banks at the request of either of the Borrowers in favour of a third Person to secure the payment or performance of an obligation of a Restricted Party to the third Person.

“L/C Fees” means, with respect to an L/C, the amount calculated by multiplying (i) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.5(a) by (ii) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

“Lenders” means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 11, including the Issuing Banks and the Swingline Lender, and “Lender” means any one of them. Notwithstanding the foregoing, references in this Agreement to the Lenders in the context of the Agent holding Guarantees or any Lien for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time.

“Lending Office” means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

“Leverage Ratio” means, at any time, the ratio calculated by dividing (a) Total Debt at that time less the Restricted Parties’ aggregate unencumbered and unrestricted Cash at that time, by (b) EBITDA for that period. For the purposes hereof, unencumbered Cash means Cash that is not subject to any voluntary Lien (other than the Liens constituted by the Security Documents) and provided further that in respect of any Material Subsidiary which is not wholly-owned by HudBay the amount of Total Debt attributable to such Material Subsidiary for the purposes of determining the Leverage Ratio shall be reduced by the amount of any restricted Cash which has been excluded from the determination of the Leverage Ratio in respect of such Material Subsidiary.

“LIBO Rate” means, for any LIBOR Period and LIBOR Advance, either:

(i)	the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or

(ii)	if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Agent in London, England, in the London interbank market at 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.

“LIBOR Advance” or “LIBO Rate Loan” means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.

“LIBOR Period” means the period selected by the applicable Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.

“Lien” means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

“Loan Documents” means this Agreement, the Guarantees, the Security Documents, any Intercreditor Agreement, the Fee Agreements, the Intercorporate Subordination Agreement and all other documents relating to the Credit.

“Majority Lenders” means Lenders holding, in the aggregate, a minimum of 50% of the Commitments.

“Mandatory Advance” is defined in Section 6.2.

“Material Adverse Effect” means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the HudBay Group, taken as a whole, that either individually or in the aggregate materially adversely affects or could materially adversely affect: (i) the business, affairs, property, liabilities or financial condition of the Restricted Parties taken as a whole; (ii) the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof; or (iii) the rights and remedies, as applicable, of the Agent or the Lenders under or the enforceability of any of the Loan Documents; provided that for greater certainty and without limiting the foregoing, a Delay Event which occurs prior to December 31, 2012 shall not cause a Material Adverse Effect; however, a Delay Event which occurs on or after to January 1, 2013 may (but shall not automatically) cause a Material Adverse Effect.

“Material Agreement” means, any Contract of any HudBay Group Member the breach, non-performance, non-enforceability, or cancellation of which or the failure of which to renew could reasonably be expected to have a Material Adverse Effect.

“Material Subsidiary” means (i) HBMS, (ii) HB Marketing, (iii) HB Exploration, and (iv) any Subsidiary of HudBay (whether or not wholly-owned): (A) that, as of the end of any fiscal quarter of HudBay, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (B) that, as of the end of any fiscal quarter of HudBay, has total consolidated revenue for the last 12 months of or equivalent to US$10,000,000 or more, or (C) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to HudBay on a consolidated basis of or equivalent to US$40,000,000 or more, or (D) that directly or indirectly holds Equity Interests of a Material Subsidiary or (E) that has been designated as a Material Subsidiary by written notice from the Borrowers to the Agent and the Lenders. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Required Lenders. Notwithstanding the foregoing, neither Zochem Inc., HMI Nickel Inc. nor any of its Subsidiaries shall be Material Subsidiaries.

“Maturity Date” means November 3, 2014 or such later date as may be agreed in accordance with the terms of this Agreement.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“New Lenders” means one or more other financial institutions that are identified by the Borrowers (with the assistance of the Agent, if requested) and that are acceptable to the Accepting Lenders, acting reasonably.

“Non B/A Lender” is defined in Section 6.12(c).

“Non-Funding Lender” is defined in Section 6.16(b).

“Non-Recourse Subsidiary” means any HudBay Group Member that is not a Material Subsidiary and includes Zochem Inc., HMI Nickel Inc. and all of HMI Nickel Inc.’s wholly-owned Subsidiaries.

“Obligations” means all obligations of the Borrowers to the Lenders under or in connection with this Agreement or any other Loan Document, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrowers to the Lenders in any currency or remaining unpaid by the Borrowers to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrowers or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrowers under or in connection with this Agreement or any other Loan Document, and wherever incurred, and whether incurred by the Borrowers alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the “Lenders” means the Lenders, or any of them.

“Obligors” means, collectively, the Borrowers and each of the guarantors of the Obligations from time to time and does not include Non-Recourse Subsidiaries. At the date of this Agreement, the Obligors are the Borrowers, HB Marketing and HB Exploration.

“Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

“Other Secured Obligations” is defined in Section 3.2(a)(ii).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” is defined in Section 11.4(a).

“Parties” means collectively the Borrowers, the other Obligors, the Lenders and the Agent.

“PBGC” means the US Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means (i) a “pension plan” or “plan” within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Restricted Party, or (ii) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Restricted Party, except a Welfare Plan or a Statutory Plan.

“Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

“Permitted Debt” means:

(i)	the Obligations;

(ii)	the Other Secured Obligations to the extent they constitute Debt;

(iii)	Debt of a Restricted Party contemplated by paragraph (vi) of the definition of Debt herein;

(iv)	unsecured Intercorporate Obligations; provided that such Debt is incurred when no Default or Event of Default has occurred and is continuing;

(v)	Subordinated Debt;

(vi)	Debt owed by a Person at the time the Person becomes a Restricted Party, provided that the Debt has not been incurred in contemplation of the Person becoming a Restricted Party and no Person that was previously or subsequently becomes a Restricted Party incurs any liability for the Debt;

(vii)	reimbursement and related obligations in an aggregate principal amount not to exceed US$75,000,000 owing to an Acceptable LC Issuer by any Restricted Party for whose account a letter of credit or other similar instrument contemplated in paragraph (ii) of the definition of Permitted Lien is issued, provided that the relevant Restricted Party has posted cash collateral with such Acceptable LC Issuer to secure all such reimbursement and related obligations;

(viii)	Capital Lease Obligations and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of US$75,000,000 or its Equivalent Amount in another currency less any amount of Debt outstanding referred to in paragraph (ix) below in excess of US$25,000,000; and

(ix)	other Debt up to a maximum amount not exceeding US$100,000,000 or its Equivalent Amount in another currency less any amount of Debt outstanding referred to in paragraph (viii) above.

“Permitted Jurisdictions” means Canada, the United States of America, the United Kingdom, Switzerland, France and Germany and their respective territories.

“Permitted LC Cash Collateral Account” means any bank account maintained with an Acceptable LC Issuer (other than a Lender) in which is deposited cash collateral to the extent necessary to secure any reimbursement and related obligations permitted by paragraph (vii) of the definition of Permitted Debt and owed to such Acceptable LC Issuer.

“Permitted Liens” means:

(i)	Liens granted pursuant to the Security Documents;

(ii)	Liens in favour of Acceptable LC Issuers on any cash collateral used to secure any amounts on any letter of credit or other similar instrument outstanding on the date hereof; provided that the amount so secured shall not be greater than US$75,000,000;

(iii)	Liens granted to secure Capital Lease Obligations and Debt secured by Purchase Money Lien Obligations as contemplated in paragraph (viii) of the definition of Permitted Debt;

(iv)	Liens on the Equity Interests in or assets of HMI Nickel Inc. or any of its Subsidiaries incurred in connection with any Fenix Non-Recourse Debt;

(v)	Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrowers in accordance with GAAP, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(vi)	Liens arising by operation of Applicable Law, securing the claims of Persons having taken part in the construction or renovation of real property and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(vii)	statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;

(viii)	Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US$5,000,000 at any time;

(ix)	servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the applicable Restricted Party;

(x)	Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(xi)	the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to unpatented mining claims, and Liens in favour of the Crown with respect to water rights and patented and unpatented mining claims;

(xii)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(xiii)	the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or Permits, which affect any land, to terminate the leases, licenses, franchises, grants or Permits or to require annual or other periodic payments as a condition of the continuance thereof;

(xiv)	securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(xv)	Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(xvi)	statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment, human health or Hazardous Materials to which any Property of such Restricted Party is subject;

(xvii)

Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(xviii)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(xix)	Liens consented to by the Required Lenders; and

(xx)	any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Prime Rate” means, on any day, the greater of:

(i)	the annual rate of interest established by the Agent as its reference rate for that day for commercial loans made by it in Canada in Canadian Dollars; and

(ii)	the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 1.00% per annum.

“Prime Rate Advance” means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes availments that are deemed to be Prime Rate Advances under this Agreement.

“Prohibited Transaction” has the meaning assigned to such term in Section 406 of ERISA and Section 4975(f)(3) of the Code.

“Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible, intangible, real or personal, and includes rights under Contracts and Permits.

“Purchase Money Obligation” means, in respect of any Person, any Lien charging property acquired by such Person, which is granted or assumed by such Person, reserved by the transferor or which arises by operation of Applicable Law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where: (i) the principal amount secured by such security interest is not in excess of the cost to such Person of the property acquired and costs associated with such acquisition; and (ii) such security interest extends only to the property acquired and the proceeds therefrom.

“Reference Lender” means a Lender that is a bank named on Schedule I of the Bank Act (Canada) and that has been designated as or deemed to be a Reference Lender pursuant to Section 10.14.

“Register” is defined in Section 11.3.

“Rehabilitation and Restoration Plans” is defined in Section 7.1(n)(iii).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Reorganization” means, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

“Reportable Event” means any “reportable event,” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a US Pension Plan.

“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

“Required Lenders” means Lenders holding, in the aggregate, a minimum of 66 2/3% of the Commitments.

“Restricted Parties” means the Borrowers and all of their Subsidiaries excluding all Non-Recourse Subsidiaries.

“Restricted Payments” means, with respect to any Person, any cash payment by such Person (i) of any dividends on any of its Equity Interests, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Interests or any warrants, options or rights to acquire any such Equity Interests, or the making by such Person of any other distribution in respect of any of its Equity Interests, (iii) of any principal of or interest or premium on any Debt of such Person to a holder of Equity Interests of such Person or to an Affiliate of a holder of Equity Interests of such Person where such Debt is primarily held by holders of Equity Interests of such Person excluding Debt issued on an Arm’s Length basis and on a widely held basis, or (iv) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of cash gift or other cash gratuity, to any Affiliate of such Person or to any director or officer thereof (excluding customary director and officer compensation); provided that, Restricted Payments do not include payments made from any HudBay Group Member to any other HudBay Group Member.

“RP Basket Amount” means, for any fiscal year of HudBay, the greater of (i) the RP Threshold Amount for such fiscal year and (ii) 50% of Adjusted Net Income for the previous fiscal year.

“RP Threshold Amount” means, for any fiscal year, C$0.27 multiplied by the sum of 149,082,561 common shares of HudBay plus any common shares of HudBay issued from treasury after the date hereof (which for greater certainty shall not include any common shares of HudBay issued in connection with any stock split or stock dividend).

“Securitization Transaction” means, in respect of any Person, any transaction providing for the sale, securitization or other asset-backed financing of (i) receivables of or owing to such Person or (ii) any other assets of such Person.

“Security Documents” means collectively, the Borrowers’ Security Documents and the Guarantors’ Security Documents.

“S&P” means Standard & Poor’s Rating Services or any successor by merger or consolidation to its business.

“Statutory Plan” means any benefit plan that a Restricted Party is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Restricted Party, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers’ compensation insurance and employment insurance.

“Subordinated Debt” means any debt for borrowed money that (i) the Borrowers and the Required Lenders shall have specifically agreed in writing will constitute Subordinated Debt for the purpose hereof, and (ii) is incurred at such time as no Default or Event of Default is continuing or would be created by the incurrence thereof and which has a maturity date for any principal repayments which is not earlier than the Maturity Date and which is postponed and subordinated to all rights of the Lenders under or in respect of the Loan Documents pursuant to a subordination agreement satisfactory in form and substance to the Required Lenders.

“Subsidiary” of a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

“Swingline Advance” means Advances made to the Borrowers by the Swingline Lender pursuant to Section 2.1(c).

“Swingline Commitment” means US$30,000,000 as such amount may be cancelled, reduced or terminated in accordance with this Agreement.

“Swingline Lender” means BNS and its successors and permitted assigns, in its capacity as Swingline Lender hereunder.

“Tangible Net Worth” means, at the date of determination, HudBay’s consolidated shareholder equity as set forth on the consolidated financial statements most recently delivered pursuant to either Section 8.3(a)(i) or 8.3(a)(ii) less the sum of: (i) the consolidated value of all of HudBay’s intangible assets (including goodwill); and (ii) the carrying value of the Fenix Project plus without duplication the value of any Debt or other investments made directly or indirectly by any Restricted Party in the Fenix Project, all as determined in accordance with GAAP.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

“Total Debt” means the Obligations and all other consolidated Debt of HudBay that is outstanding at any time, excluding Fenix Non-Recourse Debt and any Debt contemplated by paragraph (vii) of the definition of Permitted Debt.

“Trout Lake Mine” means the underground zinc and copper mine located approximately six kilometres northeast of Flin Flon, Manitoba, including a vertical production shaft to a depth of 1,091 metres and related workings.

“US Dollars”, “US$”, “USD” and “$” mean the lawful currency of the United States of America.

“US Pension Plan means any employee pension plan (as defined in Section 3(2) of ERISA, other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“US Plan” means any US employee benefit plan as defined in Section 3(3) of ERISA, including any US Welfare Plan, any US Pension Plan, and any such plan which is both a US Welfare Plan and a US Pension Plan, and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“US Welfare Plan” means any employee welfare benefit plan (as defined in Section 3(1) of ERISA) subject to ERISA and/or the Code that is sponsored, maintained or contributed to by any Obligor for any present or former employee and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Welfare Plan” means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Restricted Party, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

1.2	Construction

The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3	Certain Rules of Interpretation

In this Agreement:

(a)	the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)	unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)	“the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)	all references to specific times are references to Toronto, Ontario time.

1.4	Terms Generally

The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5	Knowledge

In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6	Performance on Banking Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment in respect of a LIBOR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7	Accounting Terms & Calculations

(a)	In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

(b)	For greater clarity and unless otherwise specifically provided herein, the consolidated financial results of HudBay prepared in accordance with GAAP shall be used for the purposes of calculating Adjusted Net Income, EBITDA, Interest Expense, Tangible Net Worth and Total Debt (and all components thereof).

1.8	Change in Accounting Polices

Whereas HudBay may adopt new accounting policies from time to time (including with respect to IFRS), whether such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Loan Document, then the Borrowers, the Agent and the Lenders agree to enter into negotiations in good faith and in a timely manner in order to amend such provisions of this agreement or such Loan Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrowers’ or any of their Subsidiary’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Required Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrowers and the Required Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be prepared and delivered without reflecting the accounting policy change.

ARTICLE 2

THE CREDIT

2.1	Amount and Availment Options

(a)	Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the “Credit”) for the use of the Borrowers in the aggregate amount of up to US$300,000,000 or the Equivalent Amount in Canadian Dollars. Each Lender’s obligation shall be limited to its respective Applicable Percentage of the Credit.

(b)	At the option of the Borrowers, all or a portion of the Credit may be used by:

(i)	requesting the Lenders to make Prime Rate Advances, Base Rate Advances and/or LIBOR Advances;

(ii)	presenting orders to the Lenders for acceptance as B/As; and/or

(iii)	requesting that L/Cs be issued by any of the Issuing Banks on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed US$125,000,000 or the Equivalent Amount in Canadian Dollars.

(c)	The Swingline Lender agrees to make Swingline Advances to the Borrowers on the terms and conditions of this Agreement. Advances under the Swingline Facility shall only be available as Prime Rate Advances or US Base Rate Advances.

(d)	Subject to Section 2.7, the aggregate of all Advances shall not, at any time, exceed US$300,000,000. The Swingline Advances shall not, at any time, exceed the Swingline Commitment.

2.2	Reborrowing

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrowers are otherwise entitled to an Advance under the Credit.

2.3	Use of the Credit

The Credit may be used to finance working capital requirements, capital expenditures, non-hostile acquisitions permitted under the terms of this Agreement and the general corporate requirements of the Borrowers and issuance of L/Cs for such purposes, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement.

2.4	Term and Repayment

(a)	The Credit shall be repaid in full and cancelled on or before the Maturity Date. If no Default has occurred and is continuing, the Borrowers may request that the Maturity Date be extended by up to one year on each request in accordance with the procedures specified in this Section 2.4.

(b)	The Borrowers shall, if they wish to extend the Maturity Date of the Credit, make a request to each Lender by written notice given to the Agent not earlier than 90 days prior to the anniversary date of this Agreement and not later than 60 days prior to the anniversary date of this Agreement. Each Lender shall provide a written response to that request to the Agent within 30 days. Promptly thereafter, the Agent shall notify the Borrowers of the response of the Lenders, and shall include the names of all Declining Lenders (such notice, the “Accepting Lender Notice”).

(c)	If all of the Lenders agree to extend the Maturity Date, the Maturity Date shall be extended by 365 days from the then applicable Maturity Date.

(d)	If the aggregate amount of the Commitments of the Accepting Lenders is less than 66 2/3% of the aggregate Commitments of all Lenders then in effect, the Maturity Date shall not be extended.

(e)

If the aggregate amount of the Commitments of the Accepting Lenders are equal to or greater than 66 2/3% but less than 100% of the aggregate Commitments of all Lenders, unless the Borrowers elect not to extend the Maturity Date by giving a further written notice to the Agent to that effect within 10 days after the Agent notifies the Borrowers of the Lenders’ response, the Maturity Date shall be extended by one year from the then applicable Maturity Date provided that the Borrowers have, before the then applicable Maturity Date, replaced or cancelled the Commitments of all Declining Lenders in the following manner:

(i)	The Borrowers may, at any time on or before the 10th Banking Day following the receipt of the Accepting Lender Notice, by written request to the Agent (each, an “Acquisition Request Notice”), a copy which shall be provided by the Agent to each Lender within one Banking Day of the Agent receiving same, request that the rights and obligations of the Declining Lenders be assigned in accordance with this Section 2.4 and the following shall apply:

(A)	Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrowers to the Agent (such deadline being herein called the “Acquisition Deadline”). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender.

(B)	Promptly following the Acquisition Deadline, the Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Accepting Lender. Each of such acquisitions shall be completed on the date which is five Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(C)

If the Available Amount is not completely acquired by the Accepting Lenders, the Borrowers may locate New Lenders, to acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is 20 Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(D)	Any outstanding Commitment of the Declining Lenders which is not acquired by Accepting Lenders or New Lenders under Sections 2.4(e)(i)(B) or 2.4(e)(i)(C) shall be repaid by the Borrowers, and the Commitments of the Declining Lenders not so acquired shall be cancelled on the then applicable Maturity Date and the amount of the Credit shall thereupon be reduced by the aggregate of the Commitments so cancelled, if any.

2.5	Interest Rates and Fees

(a)	Interest rates on Prime Rate Advances, Base Rate Advances, BA Equivalent Loans and LIBOR Advances and the rates for calculation of B/A Fees and L/C Fees shall be determined and adjusted based on the Leverage Ratio as follows:

Leverage Ratio	Prime Rate and Base Rate Advances	LC Fee (financial L/C)	L/C Fee (performance L/C)	Other Advances	Standby Fee
Greater than or equal to 2.00 to 1	2.25%	3.25%	2.17%	3.25%	0.8125%
Greater than or equal to 1.00 to 1 but less than 2.00 to 1	2.00%	3.00%	2.00%	3.00%	0.75%
Less than 1.00 to 1	1.75%	2.75%	1.83%	2.75%	0.6875%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates.

(b)

Interest shall accrue and be payable on Prime Rate Advances and Base Rate Advances at the Prime Rate or the Base Rate, respectively, plus the relevant figure shown under “Prime Rate and Base Rate Advances” in the table in Section 2.5(a). Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant figure shown under “Other Advances” in that table. The rate for calculation of B/A Fees shall be the relevant figure shown under “Other Advances” in that table. The rate for calculation of LC Fees for financial Letters of Credit shall be the relevant figure shown under “LC Fee (financial L/C)” in that table. The rate for calculation of LC Fees for performance Letters of

Credit shall be the relevant figure shown under “LC Fee (performance L/C)” in that table.

(c)	The Borrowers shall pay interest and fees at the applicable rate specified in Section 2.5(a) to the Agent at the Branch of Account on Advances outstanding from time to time, except that the B/A Fee for any B/A shall be paid by each Lender deducting the B/A Fee from the proceeds of the B/A remitted to the Agent pursuant to Section 6.9(c). The Borrowers shall pay interest on Prime Rate Advances and Base Rate Advances on each Interest Payment Date. The Borrowers shall pay interest on each LIBOR Advance on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. The Borrowers shall pay L/C Fees quarterly in arrears on the first Banking Day following each of HudBay’s fiscal quarters.

(d)	The Borrowers shall pay a standby fee on the daily unadvanced portions of the Credit (calculated without regard to Swingline Advances) at a rate that shall be adjusted based on the Leverage Ratio and that shall be as specified under “Standby Fee” in the table in Section 2.5(a). The standby fee shall be calculated daily beginning on the date hereof and shall be payable quarterly in arrears on the first Banking Day following each of HudBay’s fiscal quarters, with the first payment to be made on January 1, 2011. On final payment of the Obligations, the Borrowers shall also pay any accrued but unpaid standby fees.

(e)	Any increase or decrease in the interest rates and fees resulting from a change in the Leverage Ratio shall be effective as of the date on which a Compliance Certificate concerning the calculation of the ratio was due, except that if a Compliance Certificate is late, any resulting decrease shall be effective only as of the date that a satisfactory Compliance Certificate is actually received by the Agent. Interest rates and fees shall initially be established based on the Compliance Certificate delivered under Section 5.1(c)(iii). B/A Fees paid before the effective date of an increase or decrease will not be adjusted.

(f)	The Agent shall distribute interest and fees for the Credit to the Lenders based on their respective Applicable Percentages. All interest payments in respect of a Swingline Advance shall be solely for the account of the Swingline Lender.

2.6	Other Fees

HudBay shall, concurrently with the execution of this Agreement, pay non-refundable upfront and arrangement fees as separately agreed between the Borrowers and the Lenders. HudBay shall also pay agency fees to the Agent, and the relevant Borrower shall also pay fronting fees relating to L/Cs to the relevant Issuing Bank, in each case in accordance with the Fee Agreement.

2.7	Exchange Rate Fluctuations

If fluctuations in rates of exchange in effect between US Dollars and other relevant currencies cause the amount of Advances (expressed in US Dollars) to exceed the maximum amount of the Credit permitted in this Agreement at any time by 3% or more, the Borrowers shall immediately pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrowers are unable to immediately do so because LIBOR Periods have not ended, B/As have not matured or L/Cs are outstanding, the Borrowers shall immediately post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full. If, on the date of any Advance (whether by rollover, conversion or otherwise), the amount of Advances (expressed in US Dollars) exceeds the maximum amount of the Credit because of fluctuations in rates of exchange, the Borrowers shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

ARTICLE 3

GUARANTEES

3.1	Guarantees

(a)

Each of the Borrowers shall deliver unconditional guarantees in respect of the Obligations of the other Borrower and the Other Secured Obligations, in each case in favour of the Agent for the benefit of the Lenders. The Borrowers shall, subject to this Section, deliver or cause the delivery of unconditional guarantees of the Obligations and the Other Secured Obligations by each of the Material Subsidiaries as of the date of this Agreement, in each case in favour of the Agent for the benefit of the Lenders. The Guarantees shall be in form and substance satisfactory to the Lenders and must be unlimited except for limits imposed under Applicable Law or the Constating Documents of the respective Obligors. HudBay shall use commercially reasonable efforts to amend or remove any limitation on or prohibition of guarantees in the Constating Documents of any of the Borrowers or the Material Subsidiaries, except that HudBay need not request the consent of any Arm’s Length third party other than by seeking a Permit that is normally available without material expense. The Borrowers shall not be required to deliver or cause the delivery of a guarantee by a Material Subsidiary (i) the delivery of such guarantee is prohibited by Applicable Law or would result in the breach of a Material Agreement (to which such Material Subsidiary is party with another Person at Arm’s Length from the HudBay Group) or HudBay and the Agent (each acting reasonably) determine that the provision of the guarantee would have a material adverse tax consequence to the HudBay Group or (ii) which is not a direct or indirect wholly-owned Subsidiary of HudBay; provided that (ii) above will not be applicable if any other Person who owns any Equity Interest in such Subsidiary acquired such Equity Interest for consideration not equal to the fair market value of such Equity Interest or acquired or retained such Equity Interest in order to invoke the provision of Section 3.1(a)(ii).

(b)	If at any time either Borrower establishes or acquires a Material Subsidiary, or a Subsidiary that was not previously a Material Subsidiary becomes a Material Subsidiary or any Material Subsidiary that was previously unable to be an Obligor is able to become an Obligor, the Borrowers shall, subject to Section 3.1(a), promptly cause that Subsidiary to become an Obligor, adopt this Agreement by delivering an agreement in the form of Schedule 3.1(b) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and deliver a Guarantee as required by Section 3.1(a) and deliver Guarantor Security Documents as required by Section 4.2.

3.2	Obligations Guaranteed by the Guarantees

(a)	Unless otherwise agreed by the Lenders among themselves, the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) shall support the following obligations pari passu with each other:

(i)	the Obligations;

(ii)	the present and future debts, liabilities and obligations of a HudBay Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the “Other Secured Obligations”) under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after the date of this Agreement by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, and (iii) Derivatives that are permitted under this Agreement; and

(iii)	notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to be guaranteed (and secured by any security that may be held from time to time by or for the benefit of the Lenders) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations incurred on or after the date such Person has ceased to be a Lender for any reason. If the Obligations have been indefeasibly paid in full and the Commitments have been cancelled, the Lenders and Affiliates shall release their interest in the Guarantees (and any such security) on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and Affiliates to whom Other Secured Obligations are owed.

(b)	Notwithstanding the rights of Lenders and Affiliates to benefit from the Guarantees in respect of the Other Secured Obligations, all decisions concerning the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) and the enforcement thereof shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Lender or Affiliate holding Other Secured Obligations from time to time shall have any additional right to influence the Guarantees (or any such security) or their enforcement as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason (but subject always to the last sentence of Section 3.2(a)(iii)), the Other Secured Obligations shall continue to be guaranteed by the Guarantees (and secured if applicable), except as to former Lenders or their Affiliates as provided in Section 3.2(a)(iii). After the termination of this Agreement, decisions concerning the Guarantees (and any such security) shall be made by the holders of Other Secured Obligations as they may determine among themselves.

ARTICLE 4

SECURITY

4.1	Borrowers’ Security Documents

As security for all Advances made to them and as security for all their other liability or indebtedness, both present and future, hereunder or under any other Loan Document the Borrowers shall deliver, or cause to be delivered, to the Agent, as agent for, Lenders, the following documents (collectively, the “Borrowers’ Security Documents”):

(a)	in the case of HudBay, a general security agreement on all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of HudBay including Equity Interests of all of its Subsidiaries;

(b)	in the case of HBMS, a share pledge in respect of all then present and future Equity Interests of all Material Subsidiaries in which it has a direct interest;

(c)	such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect the security interests created by the documents referred to in this Section 4.1, in the jurisdiction where such charged assets are located.

4.2	Guarantors’ Security Documents

(a) As security for all its liability and indebtedness under the Guarantees and each other Loan Document, each of the Guarantors shall deliver to the Agent, as agent for, Lenders (collectively, the “Guarantors’ Security Documents”):

(i)	a share pledge in respect of all then present and future Equity Interests of all Material Subsidiaries in which it has a direct interest; and

(ii)	such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect the security interests created by the documents referred to in Section 4.2, in the jurisdiction where such charged assets are located.

(b) Notwithstanding Section 4.2(a), no Guarantor shall be required to deliver a share pledge until such time as it owns, acquires or otherwise holds any Equity Interest in a Material Subsidiary.

4.3	Additional Security Documents

The Borrowers and each Guarantor shall execute all such further documentation as may be reasonably necessary from time to time to permit the Agent, on behalf of the Lenders, to take, register and perfect and maintain security interests to which the Lenders are entitled pursuant to Sections 4.1 or 4.2 in any property or assets presently owned or hereafter acquired by any of them or as necessary following any restructuring or merger, amalgamation or reorganization permitted pursuant to Article 12.

ARTICLE 5

CLOSING CONDITIONS

5.1	Conditions Precedent to Closing

In addition to the conditions precedent specified set forth in Section 5.2, the obligation of the Lenders to make any Advance is subject to the conditions precedent specified in this Section 5.1 being satisfied at or before November 3, 2010, unless waived by all of the Lenders. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(a)	Due Diligence. The Lenders and the Agent shall have made such investigation of the assets, business and affairs of the HudBay Group and the security to be provided to the Agent under the Loan Documents as the Agent and each Lender deems appropriate (and the Borrowers shall have cooperated with the Agent and the Lenders in such investigation) and the Agent and the Lenders, in their sole and individual discretion, shall be satisfied with the results thereof.

(b)	Other Debt and Liens. The Agent shall have received:

(i)	evidence that all Debt of the Restricted Parties not constituting Permitted Debt has been or will be paid and performed in full concurrently with the first Advance and that all security held in connection with that Debt has been or will be promptly released; and

(ii)	releases, discharges and postponements (in registrable form where appropriate) covering all Liens affecting any Property of each Restricted Party which are not Permitted Liens and all statements and acknowledgements that are required in respect of other Liens affecting the Property of the Restricted Parties to confirm that those Liens are Permitted Liens.

(c)	Financial Information. The Agent shall have received:

(i)	HudBay’s unaudited consolidated financial statements for its fiscal period ended June 30, 2010;

(ii)	the most recent Forecasted Lalor Capital Projections; and

(iii)	a Compliance Certificate from HudBay for the twelve months ended June 30, 2010.

(d)	Credit Agreement, Loan Documents and Other Documents. The Agent shall have received:

(i)	duly executed copies of this Agreement and the other Loan Documents, duly registered as required;

(ii)	certificates of insurance or other evidence that the covenants and conditions of the Loan Documents concerning insurance coverage are being complied with;

(iii)	duly executed copies of the Fee Agreements; and

(iv)	the Agent and the Lenders shall have received such “know your customer” documentation as the Agent or the Lenders may reasonably request.

(e)	Corporate and Other Information. The Agent shall have received:

(i)	a certificate of each Restricted Party, certifying as to its Constating Documents (copies of which are attached to that certificate) and such other corporate information as the Agent may reasonably require;

(ii)	a certificate of each Obligor, certifying a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents;

(iii)	a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Restricted Party and for each jurisdiction where any Restricted Party carries on business; and

(iv)	evidence that the execution and delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents.

(f)	Opinions. The Agent shall have received customary legal opinions of counsel to the Obligors, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders.

(g)	Other Matters. The following conditions must be satisfied:

(i)	the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them on or before the first Advance under this Agreement, and the reimbursement of all documented expenses incurred and reimbursable by the Borrowers pursuant to Section 13.7 including legal fees;

(ii)	the representations and warranties set forth in Section 7.1 shall be true and correct in all respects on and as of the date of the first Advance, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrowers shall have delivered an officer’s certificate to the Agent to such effect;

(iii)	no Default or Event of Default shall have occurred and be continuing and the Borrowers shall have delivered an officer’s certificate to the Agent to such effect;

(iv)	the Agent and Lenders’ counsel shall be satisfied that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Lien in favour of the Lenders have been made, or in the absence of such actions having been taken, provisions (satisfactory to the Agent, in its sole discretion) therefor shall have been made;

(v)	nothing shall have occurred (nor shall the Agent or any Lender become aware of any facts not previously known), which the Lenders determine is reasonably likely to have a Material Adverse Effect since December 31, 2009;

(vi)	the Agent shall have received a true and complete list of all Intercorporate Obligations existing as of December 31, 2009; and

(vii)	the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5.1 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(c).

5.2	Conditions Precedent to all Advances

In addition to the other conditions precedent specified in Section 5.1 of this Agreement, the obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a)	the Agent has received timely notice as required under Section 6.6 (other than in respect of a Swingline Advance);

(b)	the representations and warranties set forth in Section 7.1 shall be deemed to have been given on the date of any Advance and shall be, mutatis mutandis, true and correct in all material respects on and as of such date, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom (except to the extent such representations and warranties specifically relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date); and

(c)	no Default or Event of Default shall have occurred and be continuing, nor shall any such event occur as a result of making such Advance or the application of proceeds therefrom.

The conditions set forth in this Section 5.2 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(b).

ARTICLE 6

ADVANCES

6.1	Lenders’ Obligations Relating to L/Cs

(a)

Notwithstanding that L/Cs are issued by the Issuing Banks, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Banks for that Lender’s Applicable Percentage of any payment made by the Issuing Banks in respect of an L/C for which the Issuing Banks is not immediately reimbursed by the applicable Borrower, and shall do all such things, including purchases of participations in Advances made by the Issuing Banks, as shall be required to ensure that result.

Any such action on the part of the Lenders shall be binding on the Borrowers. If the rating by Standard & Poors or Moody’s of the non-credit-enhanced senior debt of any Lender (other than a Lender at the date of this Agreement) is at any time less than “A” or “A2” respectively, that Lender shall, if requested by either of the Issuing Banks, provide Cash Collateral (in a form satisfactory to the Issuing Banks acting reasonably) to secure that Lender’s obligations with respect to L/Cs under this Section 6.1.

(b)	Each Lender acknowledges and agrees that its obligations under this Section 6.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

(c)	If any Lender fails to take the actions required under this Section 6.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the defaulting Lender’s failure.

6.2	Lenders’ Obligations Relating to Swingline Advances

The Swingline Lender may, in its sole discretion, give notice to the Agent who shall forthwith notify the Lenders that the principal amount of the Swingline Lender’s outstanding Swingline Advances shall be funded with an Advance under the Credit (provided that such notice shall be deemed to have been given (w) on the fifth day following each Swingline Advance in respect of such Swingline Advance to the extent that such Swingline Advance has not been previously repaid, (x) on the Maturity Date if the Borrowers shall not have repaid all Swingline Advances in respect of the Swingline Lender on or prior to such day, (y) on any date when the aggregate of all Advances (including any Swing Line Advances) made by the Swing Line Lender exceed (or following the making of a Swing Line Advance would exceed) the lesser of the Swing Line Commitment and the Swing Line Lender’s Commitment, and (z) upon the occurrence of an Event of Default in which case Advances under the Credit (each such Advance, a “Mandatory Advance”) shall be made on the next Banking Day by all Lenders so that immediately after the Mandatory Advance, each Lender shall share rateably in the Advances outstanding under the Credit and the proceeds of such Mandatory Advance shall be applied directly by the Agent to repay Swingline Advances. Each Lender shall make Advances pursuant to a Mandatory Advance in the amount and in the manner specified in writing by the Agent notwithstanding: (i) that the amount of the Mandatory Advance may not comply with the minimum amount for Advances under the Credit otherwise required under this Agreement; (ii) that the conditions specified in Article 5 are not then satisfied; (iii) whether a Default or an Event of Default has occurred and is continuing; (iv) the date of such Mandatory Advance; and (v) any reduction in the Commitments after any Advance was made by the Swingline Lender.

6.3	Evidence of Indebtedness

The Agent shall maintain records concerning the Obligations and each Lender shall maintain records concerning those Advances it has made and the Issuing Banks shall maintain records concerning those L/Cs issued by them. The records maintained by the Agent, the Lenders and the Issuing Banks shall constitute prima facie evidence of the Obligations and all related details, absent manifest error. The failure of the Agent, the Issuing Banks or any Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Borrowers to pay any of the Obligations in accordance with this Agreement.

6.4	Calculation and Other Matters Regarding Interest and Fees

(a)	All interest on Prime Rate Advances, Base Rate Advances and LIBOR Advances shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.5, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the rate that is applicable to the particular type of Advance from time to time in accordance with Section 2.5(a), both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand. Notwithstanding the immediately preceding sentence, upon the expiry of the LIBOR Period applicable to any LIBOR Advance, the principal amount and any overdue interest with respect to that LIBOR Advance shall bear interest calculated at the rates applicable to Base Rate Advances.

(b)	Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days and the B/A Discount Rate shall be calculated on the basis of a year of 365 days. Any rate that is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying that rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

(c)	In this Section 6.4, any reference to a “calendar year” means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

(d)	The B/A Fee for a B/A is calculated by multiplying the face amount of the B/A by the rate for calculation of the B/A Fee specified in Section 2.5, and multiplying the result by a fraction, the numerator of which is the term of the B/A and the denominator of which is the number of days in the calendar year.

(e)	The B/A Discount Proceeds for a B/A are equal to the face amount of that B/A multiplied by the price and shall be rounded to the nearest full cent, with one half of one cent being rounded up. The price is calculated by dividing one by the sum of one plus the product of (i) the B/A Discount Rate applicable to that B/A expressed as a decimal fraction, multiplied by (ii) a fraction, the numerator of which is the term in days of that B/A and the denominator of which is 365. The price shall be rounded to the nearest multiple of 0.001%.

(f)	The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.5, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year.

(g)	The standby fee shall be calculated daily on the undrawn amount (calculated without regard to Swingline Advances) of the applicable Credit at the rate for calculation of the standby fee specified in Section 2.5, beginning on the date of this Agreement, and each payment shall cover the period from and including the date of this Agreement or the previous date on which the standby fee was due in accordance with Section 2.5, as the case may be, to but excluding the date on which the standby fee is due.

(h)	If either of the Borrowers fail to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, the Borrowers shall, on demand, pay interest on the overdue amount to the Agent from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at the rate of interest determined from time to time in accordance with Section 2.5(a) that is applicable to Prime Rate Advances (if the amount is denominated in Canadian dollars) or Base Rate Advances (if the amount is denominated in US dollars), in each case compounded monthly.

(i)	If either of the Borrowers deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay the relevant Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

(j)	The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive.

6.5	Conversions, Rollovers, Renewals, Repayments and Reductions

(a)	Subject to the other terms of this Agreement, the Borrowers may from time to time:

(i)	convert all or any part of the outstanding amount of any LIBOR Advance into a Base Rate Advance in the same principal amount, or vice versa;

(ii)	convert all or any part of the outstanding amount of any Advance by way of B/As into a Prime Rate Advance in the same principal amount, or vice versa;

(iii)	rollover all or any part of the outstanding amount of any LIBOR Advance at the end of the LIBOR Period as a new LIBOR Advance or rollover all or any part of the outstanding amount of any Advance by way of B/As as a new Advance by way of B/As;

(iv)	renew an L/C at its maturity date by extending the maturity date; and

(v)	in circumstances not mentioned in items (i) to (iv) immediately above, concurrently repay one Advance and obtain a different type of Advance.

(b)	Subject to giving notice required by Section 6.6, the Borrowers may from time to time repay Advances outstanding under the Credit without penalty, except that:

(i)	LIBOR Advances may not be paid or converted before the end of the applicable LIBOR Periods unless the applicable Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs; and

(ii)	No B/A may be paid or converted before its maturity date. The Borrowers may provide Cash Collateral to the Agent in an amount equal to the face amount of any or all outstanding B/As if the applicable Borrower concurrently repays all corresponding BA Equivalent Loans and Cash Collateral is provided pro rata to the Lenders that have accepted B/As.

(c)	The Borrowers may from time to time, by giving not less than five Banking Days’ notice to the Agent and paying all accrued and unpaid standby fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US$10,000,000 and a whole multiple of US$1,000,000. Any reduction shall be applied pro rata to the respective Commitments of the Lenders under the Credit. The Borrowers shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

6.6	Notice of Advances and Payments

(a)	Except as set out in Section 6.6(b), the Borrowers shall give the Agent irrevocable written notice, in the form attached as Schedule 6.6(a), of any request for any Advance to them. The Borrowers shall also give the Agent irrevocable written notice in the same form of any payment by it of any Advance (whether resulting from repayment, prepayment, rollover or conversion).

(b)

Each Swingline Advance may (i) be made on the same day’s telephone request made on or before 10:00 a.m. (Toronto time) on such day and in such amount, as requested by either Borrower to the Swingline Lender, providing the same information to the Swingline Lender (and in such confirmation) as would be contained in a notice referred to in Section 6.6(a) (which shall be deemed to have been so provided); or (ii) shall be made by the Swingline Lender, without notice from or to either of the Borrowers, in respect of any overdraft in any one or more of the Borrowers’ accounts with the Swingline Lender by deposit to such account of an amount equal to such overdraft.

(c)	Notice for B/As or LIBOR Advances shall be given not later than the third Banking Day before the Advance Date or date of payment. Notice for an Advance by way of L/C shall be given not later than the third Banking Day before the Advance Date or at such earlier time as the relevant Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C. In the case of the notice for an L/C, such notice shall, inter alia, stipulate which Issuing Bank shall be the issuing bank. Notice for a Prime Rate Advance or Base Rate Advance shall be given on or before the Banking Day before the Advance Date or date of payment.

(d)	Notices shall be given not later than 10:00 a.m. on the date for notice. Payments (except those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.7	Size and Term of Advances

(a)	Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of C$5,000,000 or US$5,000,000, respectively and in a whole multiple of C$1,000,000 and US$1,000,000, respectively.

(b)	Each Advance of B/As or B/A Equivalent Loan shall be in an aggregate minimum amount of C$5,000,000 and in a whole multiple of C$1,000,000. In its notice requesting an Advance of B/As or B/A Equivalent Loan, the Borrower requesting such Advance shall select a term of one, two, three or six months to apply to such Advance.

(c)	Each LIBOR Advance shall be in minimum amount of US$5,000,000 and a whole multiple of US$1,000,000. In its notice requesting a LIBOR Advance, the Borrower requesting such Advance shall select a LIBOR Period of one, two, three or six months to apply to such particular LIBOR Advance.

(d)

Terms of B/As and LIBOR Periods of lengths other than those specified in Sections 6.7(b) and 6.7(c) shall also be available at the discretion of the Lenders from time to time and the Agent may, in circumstances of market disruption or illiquidity, restrict the term or maturity dates of B/As and/or LIBOR Advances. There shall not at any time be B/As and/or LIBOR Advances outstanding with more than 12 different maturity dates. No B/A may mature and no LIBOR Period may end on a date that is not a Banking Day, after the Maturity Date, or after a date on which the Credit is required to be reduced if that would adversely affect the Borrowers’ ability to make the reduction.

(e)	Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may extend beyond the then- current Maturity Date), but may provide for automatic extension of its term for successive periods of up to one year each as long as the Issuing Banks have the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower on whose behalf it was issued subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the Maturity Date or the cancellation of the Credit, the Borrowers shall arrange for all outstanding L/Cs to be returned to the relevant Issuing Bank for cancellation or, with the consent of the relevant Issuing Bank, provide Cash Collateral to the relevant Issuing Bank in an amount sufficient (in the opinion of such Issuing Bank) to fully secure all outstanding L/Cs and all L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the relevant Issuing Bank in place of the Security.

6.8	Payment of B/As, LIBOR Advances and L/Cs

(a)	Subject to Section 9.2, the Borrowers shall provide for the following by giving notice under Section 6.6 requesting a rollover or conversion if the Borrowers are otherwise entitled to an Advance, or by delivery of payment:

(i)	payment to the Agent at the Branch of Account of the full face amount of each B/A for value on the date of its maturity;

(ii)	payment to the Agent at the Branch of Account of the amount of each LIBOR Advance for value on the last day of the applicable LIBOR Period; and

(iii)	payment to the relevant Issuing Bank, as directed by such Issuing Bank, of each amount paid to the beneficiary of the L/C for value on the date on which such Issuing Bank makes a payment.

(b)	If either of the Borrowers fails to provide for payment in accordance with Section 6.8(a), the Agent shall deem a Prime Rate Advance to have been made in the case of failure to provide for a B/A or Canadian Dollar L/C or a Base Rate Advance to have been made in the case of failure to provide for a LIBOR Advance or US Dollar L/C. The Agent shall immediately give notice of a deemed Advance to the applicable Borrower and the Lenders and, in the case of a deemed Advance relating to an L/C, the Lenders shall remit their respective shares of the Advance to the Agent for the account of the relevant Issuing Banks.

6.9	Co-ordination Prime Rate, Base Rate, B/A and LIBOR Advances

(a)	The Agent shall advise each Lender of its receipt of a notice pursuant to Section 6.6 requesting a Prime Rate, Base Rate or LIBOR Advance or Advance of B/As on the day that notice is received from the applicable Borrower and shall, as soon as possible, advise each Lender of that Lender’s share of the Advance. Each Lender’s share shall be based on its Applicable Percentage, but if the Agent determines that a Lender’s Applicable Percentage would result in its share of an Advance not being a whole multiple of $1,000 or US$1,000, as the case may be, the Agent may increase or reduce the amount to be advanced by that Lender in the Agent’s sole discretion to the extent necessary to make the amount a whole multiple.

(b)	The LIBOR Period applicable to a LIBOR Advance and the maturity date for an Advance of B/As shall be identical for each Lender.

(c)	Each Lender shall deliver its share of the Advance to the Agent not later than 1:00 p.m. on the Advance Date, for value on that date. Each Lender’s share of an Advance by way of B/As shall be delivered net of the applicable B/A Fee. Unless the Agent otherwise notifies a Lender, the amount to be delivered by such Lender shall be net of the amount required to repay other Advances it has made that are being repaid, rolled over or converted on that date.

(d)	If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the applicable Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Advance Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Advance Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until the Advance is made.

(e)	Any difference between the actual proceeds of a newly issued B/A and the amount required to pay a maturing B/A that is being rolled over or the amount required to pay a Prime Rate Advance that is being converted to B/As, any difference between the actual proceeds of an Advance and the amount required to repay any Advance that is concurrently being repaid and any difference between the actual proceeds of an Advance and the amount required to fulfill any specific use of the proceeds that the applicable Borrower has directed the Agent to make, shall be paid by such Borrower to the Agent from its own resources by 1:00 p.m. on the Advance Date.

6.10	Inability to Determine Rates Etc.

If the Majority Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance, or that the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended until the Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrowers may revoke any pending request for a borrowing, conversion or continuation of LIBOR Advances or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Advances in the amount specified therein.

6.11	Execution of B/As

(a)	To facilitate the acceptance of B/As under this Agreement, each of the Borrowers appoint each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

(b)	Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are authorized to accept or pay, as the case may be, any order of either of the Borrowers that purports to bear such a signature notwithstanding that the signatory has ceased to be an authorized officer of the Lender. Any such order or B/A shall be as valid as if the individual were an authorized officer at the date of issue of the order or B/A.

(c)	Any order or B/A signed by a Lender as attorney for either of the Borrowers, whether signed in handwriting or by the facsimile or by facsimile or mechanical signature may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the applicable Borrower as if duly signed and issued by such Borrower.

(d)	The receipt by the Agent of a notice requesting an Advance by way of B/As shall be each Lender’s sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with that request and the advice of the Agent given pursuant to Section 6.9. The executed orders shall be deemed to have been presented for acceptance.

6.12	Funding of B/As

(a)	It shall be the responsibility of each Lender to arrange, in accordance with normal market practice, for the sale on each Advance Date of the B/As issued by each of the Borrowers and to be accepted by that Lender, failing which the provisions of this Agreement relating to Non B/A Lenders shall apply.

(b)

Notwithstanding any other provision of this Agreement, the amount to be transferred by a Lender to the Agent in connection with any B/A accepted by that Lender shall be determined by the B/A Discount Proceeds calculated with respect to the B/A rather than the actual proceeds of any sale of that B/A. Accordingly, in respect of any particular B/A accepted by it, a Lender (a) shall be entitled to retain for its own account the amount, if any, by which any actual proceeds of sale exceed the calculated B/A Discount Proceeds with respect to the B/A, and (b) shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale are less than the calculated B/A Discount Proceeds.

(c)	Whenever either of the Borrowers requests an Advance that includes B/As, each Lender that cannot or does not as a matter of policy accept B/As or for any other reason elects by notice to the Agent from time to time not to do so (a “Non B/A Lender”) shall, in lieu of accepting its pro rata amount of B/As, make available to the applicable Borrower on the Advance Date a loan (a “B/A Equivalent Loan”) in Canadian Dollars and in an amount equal to the B/A Discount Proceeds of the B/As that the Non B/A Lender would otherwise have accepted, less the B/A Fee that would otherwise have been applicable. The B/A Equivalent Loan shall have a term equal to the term of the B/As that the Non B/A Lender would otherwise have accepted and the applicable Borrower shall, at the end of that term, be obligated to pay the Non B/A Lender an amount equal to the aggregate face amount of the B/As that it would otherwise have accepted. All provisions of this Agreement applicable to B/As and Lenders that accept B/As shall apply mutatis mutandis to B/A Equivalent Loans and Non B/A Lenders and, without limiting the foregoing, Advances shall include B/A Equivalent Loans.

6.13	Other B/A Provisions

(a)	The Borrowers shall not claim from a Lender any days of grace for the payment at maturity of any B/A accepted by the Lender pursuant to this Agreement. The Borrowers waive any defence to payment that might otherwise exist if for any reason a B/A is held at maturity by a Lender in its own right, and the doctrine of merger shall not apply to any B/A that is at any time held by a Lender in its own right.

(b)	Any executed orders to be used as B/As shall be held by a Lender in safekeeping with the same degree of care as if they were the Lender’s own Property, and shall be kept at the place at which executed orders are ordinarily held by the Lender.

(c)	The obligations of the Borrowers with respect to B/As under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(i)	any lack of validity or enforceability of any order accepted by a Lender as a B/A; or

(ii)	the existence of any claim, set off, defence or other right that the Borrowers may have at any time against the holder of a B/A, a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

(d)	The Borrowers shall not enter into any agreement or arrangement of any kind with any Person to whom B/As have been delivered by which the Borrowers undertakes to replace the B/As on a continuing basis with other B/As, nor shall the Borrowers directly or indirectly take, use or provide B/As as security for loans or advances from any other Person.

6.14	Issuance and Use of L/Cs

(a)	A request for an Advance by way of L/C shall be made by either of the Borrowers in accordance with Section 6.6, except that a copy of the request shall be sent directly to the relevant Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request for an L/C, but L/Cs shall only be issued by the Issuing Banks as fronting banks for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Banks shall promptly notify the applicable Borrower of any comment concerning the form of the L/C requested by such Borrower and shall, if the Borrowers are otherwise entitled to an Advance, issue the L/C to the applicable Borrower on the Advance Date or as soon afterwards as the Issuing Banks are satisfied with the form of L/C to be issued.

(b)	The Borrowers shall not directly or indirectly use or provide an L/C as security for loans or advances from any other Person.

6.15	Reimbursement Obligation—L/Cs

Notwithstanding Section 6.8 or any other provision of this Agreement, the Borrowers’ obligation to reimburse the Issuing Banks for a payment to a beneficiary of an L/C shall be absolute and unconditional, but without prejudice to the Borrowers’ right, after reimbursing the Issuing Banks, to claim damages from the Issuing Banks for matters arising from the Issuing Banks’ wilful misconduct or gross negligence. The Borrowers’ obligation shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall the Borrowers’ obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment that the Borrowers may have now or in the future against the beneficiary, the Issuing Banks or any other Person for any reason whatsoever, including the fact that the Issuing Banks paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrowers to the Issuing Banks or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Banks of a Demand. Any action, inaction or omission taken or suffered by the Issuing Banks under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the

Borrowers and shall not place the Issuing Banks under any resulting liability to the Borrowers. Without limiting the foregoing, the Issuing Banks may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other Person or entity acting as the representative or in place of, the beneficiary. The Borrowers shall not take any steps, issue any instructions to the Issuing Banks or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Banks or its correspondents to honour or pay any Demand.

6.16	Failure of Lender to Fund

(a)	Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. If a Lender has not in fact made its full share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance. If the Lender does not pay such amount forthwith, the applicable Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by a Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(b)

Notwithstanding Section 6.16(a), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the “Non-Funding Lender”), the Agent shall forthwith give notice of that failure by the Non-Funding Lender to the Borrowers and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender’s Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the “Contributing Lenders” and individually the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders’

relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in those circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

6.17	Payments by the Borrower

(a)	All payments made by or on behalf of the Borrowers pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 6.18), the Agent shall distribute:

(i)	repayments of principal in accordance with each Lender’s Applicable Percentage of the Credit; or

(ii)	all other payments received by the Agent including amounts received on the enforcement of Guarantees, in accordance with each Lender’s Applicable Percentage of the Credit except that with respect to proceeds of enforcement, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

(b)	If the Agent does not distribute a Lender’s share of a payment made by the Borrowers to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender’s share of the amount received by the Agent from either Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to withhold any Tax applicable to any payment as required by Applicable Law.

6.18	Payments by Agent

(a)	For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i)	the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(ii)	if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrowers under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Agent;

(iii)	if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender’s entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv)	except as specified in any applicable Assignment and Assumption, if a Lender’s Applicable Percentage of an Advance has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrowers relate, that Lender’s entitlement to that payment shall be reduced in proportion to the length of time such Lender’s Applicable Percentage of the Credit or such Lender’s Commitment, as the case may be, has actually been outstanding;

(v)	the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive; and

(vi)	on written request from any Lender, the Agent shall deliver to the Lenders a statement detailing any of the payments to the Lenders referred to herein.

(b)	Unless the Agent has received written notice from a Borrower before the date on which any payment is due to the Agent for the account of any Lender that such Borrower will not make such payment, the Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if such Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties

Each Obligor represents and warrants to the Lenders as specified in this Section 7.1.

(a)	Organization.

(i)	It and each other HudBay Group Member is duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of existence and has the necessary power and authority to own or dispose or lease its Property and to carry on the business in which it is engaged.

(ii)	It and each other Obligor has the necessary power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party.

(b)	Authorization. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(c)	Absence of Conflict. The execution and delivery by it of the Loan Documents to which it (or any other Obligor) is or will be a party and the performance by it (or any other Restricted Party) of the covenants or other obligations contained in the Loan Documents will not result in:

(i)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its or any other Restricted Party’s obligations under:

(A)	any Material Agreement;

(B)	any material Permit by which it or any of its (or any other Restricted Party’s) Property is bound or affected;

(C)	any provision of its Constating Documents or resolutions of its (or any other Restricted Party’s) board of directors (or any committee thereof) or shareholders;

(D)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over it (or any other Restricted Party);

(E)	any approval issued to it, held by it, for its benefit or necessary to the ownership of its (or any other Restricted Party’s) Equity Interests; or

(F)	any Applicable Law;

(ii)	the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party, other than Permitted Liens; or

(iii)	the forfeiture of any Property of any Restricted Party.

(d)	No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property to secure the Obligations.

(e)	Loan Documents.

(i)	Enforceability. The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(ii) No Default. No Default or Event of Default has occurred and is continuing.

(f)	Litigation. As of the date of execution of this Agreement, there are no suits, actions, disputes, investigations, claims, orders, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, “Claims”), in each case pending or outstanding, or, to its best knowledge threatened, against any HudBay Group Member that, either individually or in the aggregate, if determined adversely, could have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(g)

Financial Statements. All of the financial statements which have been furnished to the Agent or the Lenders, or any of them, in connection with the Loan Documents (other than those delivered pursuant to Section 8.3(a)(iii)) are complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of HudBay on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of HudBay on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included and (b) in accordance with GAAP, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(h)	Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Agent or the Lenders by or on behalf of any HudBay Group Member, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(i)	Disclosed Liabilities. The HudBay Group Members have no liabilities (whether absolute, accrued, contingent) or other obligations of the type required to be included in the consolidated financial statements of HudBay in accordance with GAAP that are not fully included on HudBay’s audited consolidated financial statements provided to the Agent and the Lenders for its most recently-completed fiscal year or HudBay’s consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the Ordinary Course, none of which could reasonably be expected to materially and adversely affect the financial position of HudBay on a consolidated basis.

(j)	Existing Debt. No Restricted Party is an obligor in respect of any Debt other than Permitted Debt. As of the date hereof, no Restricted Party is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Restricted Party and no event or condition exists with respect to any Debt of the Restricted Parties that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(k)	Ownership of Assets and Permitted Liens. Each Restricted Party has good and marketable title to their respective Property, in each case free and clear of all Liens other than Permitted Liens.

(l)

Full Disclosure. All written information and data concerning the HudBay Group (other than projections) that has been prepared by any HudBay Group Member or any of its representatives or advisors and that have been made available to the Agent and/or the Lenders by the Borrowers or any of their Subsidiaries, at the time such information and data (other than projections) were made available, were true and correct in all material respects, and, at the time such information and data were made available, did not, taken as a whole, contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained in such information and data (other than projections) not misleading in light of the circumstances under which such statements were made.

(m)	Property, Equity Interests, Etc.

(i)	Schedule 7.1(m) is a complete and accurate organizational chart for the HudBay Group as of the date of this Agreement. The organizational chart for the HudBay Group most recently delivered pursuant to Section 8.3(b)(vi) (if any) is an accurate and complete organizational chart for the HudBay Group.

(ii)	Each Restricted Party owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person other than any conflict which could not reasonably be expected to result in a Material Adverse Effect.

(iii)	All Permits required to carry on the business of each Restricted Party are in full force and effect and no Restricted Party is in default of such Permit, except where the absence of such Permit, the failure to maintain such Permit in full force and effect, or the default thereunder could not reasonably be expected to result in a Material Adverse Effect.

(n)	Environmental Matters.

(i)	Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (i) there are no active or abandoned storage tanks located on any real property which any Restricted Party occupies or controls, (ii) there are no Hazardous Materials located on, above, below or from any real property that any Restricted Party occupies or controls (including contained in the soil or water constituting such real property), (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such real property and (iv) no real property that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.

(ii)

The business and Property of each HudBay Group Member (both current and former) have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect human health, natural resources and the environment (including, without limitation, Applicable Laws respecting the rehabilitation, restoration, disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions or third party claims in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(iii)	The rehabilitation and restoration plans for each of the Key Operating Assets were prepared, and accepted by applicable Governmental Authorities, in accordance with Applicable Laws (collectively, the “Rehabilitation and Restoration Plans” and each a “Rehabilitation and Restoration Plan”) and there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(o)	Taxes and Withholdings.

(i)	Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with GAAP.

(ii)	Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(p)	Employee Plans, US Plans and Statutory Plans.

(i)	Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each

Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of any Restricted Party that are required to be performed under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of any Restricted Party under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement, (vi) with respect to any Employee Plan that is registered under any Applicable Law, no event has occurred and no condition exists that has resulted or could reasonably be expected to result in that Employee Plan having its registration revoked, or entitle any Person (except a Restricted Party) to terminate or wind up that Employee Plan (in whole or in part), or result in that Employee Plan being placed under the administration of any Governmental Authority, or result in a Restricted Party being required to pay any Taxes or penalties under any Applicable Law; (vii) no change has occurred in respect of the funding or financial condition of any Pension Plan since the date of the most recent financial statements, accounting statements, actuarial reports and other materials required to be provided pursuant to this Agreement, and (viii) each Pension Plan is fully funded, on a going concern basis and a solvency basis, in accordance with the terms of the Pension Plan and the requirements of Applicable Law.

(ii)	Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, during the last twelve consecutive months, (i) no steps have been taken by a Restricted Party or by a Governmental Authority to terminate or wind up an Employee Plan (wholly or in part) that could result in a Restricted Party being required to make additional contributions to the Employee Plan, and (ii) no condition exists and no event has occurred with respect to any Employee Plan or Statutory Plan that might result in an increase in the amount of a Restricted Party’s liability over, or the incurrence by it of any liability in addition to, its liability before the existence of the condition or the occurrence of the event, or that might result in it incurring any fine or penalty.

(iii)	All contributions or premiums required to be made or paid by the Restricted Party to a Pension Plan have been made on a timely basis in accordance with the terms of such Pension Plan and all Applicable Law.

(iv)	Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (A) each Restricted Party and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to US Plans and the regulations and published interpretations thereunder; (B) no ERISA Event has occurred or is reasonably expected to occur; and (C) all amounts required by applicable law with respect to, or by the terms of, any US Welfare Benefit Plan or arrangement maintained for the benefit of retirees by any Restricted Party or any ERISA Affiliate or to which any Restricted Party or any ERISA Affiliate has an obligation to contribute on behalf of retirees have been accrued in accordance with Statement of Financial Accounting Standards No. 106. The present value of all accumulated benefit obligations under each US Pension Plan (if any) (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation-Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by a material amount the fair market value of the assets of such US Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded US Pension Plans did not, as of the date of the most recent financial statements reflecting such amounts (if applicable), exceed by more than a material amount the fair market value of the assets of all such underfunded US Pension Plans.

(q)	Solvency. It is able to meet its obligations as they generally become due and it has not ceased paying its current obligations in the Ordinary Course as they generally become due.

(r)	International Financial Reporting Standards. To the extent conversion to IFRS has not occurred, it has assessed the impact that the conversion to IFRS will have on its accounting and reporting systems and other relevant aspects of its business, and has developed and is implementing strategies and procedures to effectively make this conversion when required in accordance with the time-frame and standards established by Canadian Institute of Chartered Accountants. As of the date of this Agreement, it is in compliance with all public reporting requirements under Applicable Law with respect to disclosing the anticipated effects of the conversion to IFRS.

7.2	Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrowers to the Lenders in writing and accepted by the Required Lenders, acting reasonably. Each Lender shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 8

COVENANTS

8.1	Financial Covenants

(a) Subject to Section 8.1(b), HudBay shall at all times maintain:

(i)	a Leverage Ratio, calculated on a rolling four fiscal quarter basis, of less than 3.00 to 1.

(ii)	a Tangible Net Worth of not less than the aggregate of C$ 998,198,000 plus 50% of its positive consolidated net income for its fiscal quarter ending December 31, 2010 and each subsequent fiscal quarter thereafter.

(iii)	an Interest Coverage Ratio, calculated on a rolling four fiscal quarter basis of greater than 2.5 to 1.

(b) Notwithstanding any other provision of this Agreement, if HMI Nickel Inc. or any of its wholly-owned Subsidiaries incurs any Fenix Non-Recourse Debt, then, for so long as such Fenix Non-Recourse Debt is outstanding, for the purposes of determining compliance with Section 8.1(a):

(i)	all interest expenses in respect of Fenix Non-Recourse Debt shall be excluded from calculating Interest Expenses; and

(ii)	the principal amount of all Fenix Non-Recourse Debt shall be excluded from calculating Total Debt.

8.2	Positive Covenants

During the term of this Agreement, each Obligor shall perform the covenants specified in this Section 8.2.

(a)	Payment and Operation of Business.

(i)	It shall duly pay the Obligations when due, either as Borrower or in accordance with its guarantee at the times and places and in the manner required by the terms of this Agreement.

(ii)	It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(iii)	It shall, and shall cause each Restricted Party to, continue its business, except as the board of directors of HudBay may otherwise, in good faith, determine is in the best interests of the HudBay Group, and could not reasonably be expected to have a Material Adverse Effect.

(iv)	It shall, and shall cause each Restricted Party to, manage its business in a proper, prudent and efficient manner (as the board of directors of HudBay may determine in good faith) in all material respects.

(v)	It shall, and shall cause each of HudBay Group Member to, comply with all Applicable Laws, either related to bribery or anti-corruption or the non-compliance with which could reasonably be expected to have a Material Adverse Effect and the Borrowers shall, and shall cause each of their respective Subsidiaries to, obtain, comply in all material respects with the terms of and maintain all Permits from, and make such filings with, any Governmental Authority as may be necessary to carry on their respective businesses, to own, lease and operate their respective properties and to enable them to enter into and perform its obligations under each of the Loan Documents to which they are expressed to be a party or to render each such Loan Document legal, valid, binding or enforceable except in each case where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(vi)	It shall, and shall cause each other Restricted Party to, maintain all of its Property necessary for the proper conduct of its business in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

(vii)	It shall, and shall cause each other Restricted Party to, pay or discharge at or before maturity or before becoming delinquent all lawful claims for labour, material and supplies that, if unpaid, might become a Lien upon any of its Property unless the claim is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under GAAP.

(viii)	It shall, and shall cause each of HudBay Group Members to, comply in all respects and perform its obligations under all leases (whether real or personal property) and Contracts, including all Material Agreements, to which it is a party or by which it is bound if the non-compliance or non-performance of obligations thereunder could be expected to have a Material Adverse Effect.

(b)	Inspection. It shall, and shall cause each other HudBay Group Member to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Agent and/or the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrowers provided that the Agent and the Lenders maintain the confidentiality of all confidential information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of the Loan Documents.

(c)	Insurance. It shall, and shall cause each of the HudBay Group Members to, maintain, or cause to be maintained, on behalf of the Obligors and the other HudBay Group Members, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as would be prudent for companies engaged in similar businesses and owning similar properties and assets in the same general areas in which the Obligors and the other HudBay Group Members (as the case may be) operate (including without limitation business interruption insurance in respect of the Key Operating Assets on commercially reasonable terms). The Obligors shall pay and cause each of the other HudBay Group Members to pay all premiums necessary for such purpose as the same shall become due and provide particulars of all such policies and all renewals thereof to the Agent upon written request.

(d)	Taxes and Withholdings.

(i)	It shall, and shall cause each other Restricted Party to, pay all material Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(ii)

It shall, and shall cause each other Restricted Party to, withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(iii)	It shall, and shall cause each other Restricted Party to, collect from all Persons the amount of all material Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(e)	Lalor Project Capex Liquidity. The Borrowers shall at all times ensure that the sum of: (i) the undrawn Commitments available prior to the Calculation Date; plus (ii) all unrestricted and unencumbered (other than by the Loan Documents) Cash held directly by either of them (in an account maintained with any Lender or its Affiliates) is at least equal 120% of the Forecasted Lalor Capital Projections; provided that if a Delay Event occurs and is continuing during any fiscal year then unless otherwise agreed by the Required Lenders the Forecasted Lalor Capital Projections most recently delivered by the Borrower to the Agent prior to such Delay Event shall be used to determine compliance with this covenant.

(f)	Restricted Parties. It shall cause each Restricted Party which is not an Obligor to perform all positive covenants contained in the Loan Documents applicable to such Restricted Party.

(g)	Share Certificates.

(i)	HudBay shall no later than December 3, 2010 deliver to the Agent all share certificates or other evidences of its ownership of all of the Equity Interests of each of its wholly-owned Subsidiaries which are not Material Subsidiaries (other than Balmat Holding Corporation).

(ii)	HudBay shall as soon as commercially reasonable deliver to the Agent all share certificates or other evidences of its ownership of all of the Equity Interests of Balmat Holding Corporation.

(h)	Other Matters.

(i)

It shall, and shall cause each other Restricted Party to, (i) observe and comply in all material respects at all times with the provisions of all Applicable Laws relating to Hazardous Materials, human health, natural resources and the environment, including the Rehabilitation and Reclamation Plans and all related financial guarantees; and (ii) provide such evidence of compliance in all material respects with such Applicable Laws and any standards thereunder as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders on the date of this Agreement by conducting one or more environmental site assessments (each consisting of a non-intrusive phase I environmental site assessment and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I environmental site assessment, including, without limitation, as intrusive phase II environmental site assessment) and/or compliance audits and delivering reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably, with reliance on such reports to be extended to Required Lenders. It shall, and shall cause each other Restricted Party to, also remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in Section 8.3(b)(iii).

(ii)	It shall and shall cause all of the other HudBay Group Members to perform all of its obligations under and in respect of each Employee Plan, each Statutory Plan and each US Plan and shall remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan, each Statutory Plan and each US Plan, all in a timely way in accordance with the terms of the applicable plan and all Applicable Law, except to the extent that its failure to do so would not have a Material Adverse Effect.

(iii)	It shall and shall cause all of the other HudBay Group Members to remit or pay all material payments, contributions and premiums that it is required to remit or pay to or in respect of a Pension Plan, a US Pension Plan and any Multiemployer Plan to which it has obligations to contribute in a timely way in accordance with the terms of the applicable plan and all Applicable Law.

(iv)	To the extent the IFRS conversion has not yet occurred, it shall continue to develop and implement strategies and procedures to effectively make the conversion to IFRS when required in accordance with the time frame and standards established by Canadian Institute of Chartered Accountants. It shall carry out all required action to be in compliance with all public reporting requirements under Applicable Law with respect to disclosing the anticipated effects of the conversion to International Financial Reporting Standards.

(v)	It shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender, or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to Applicable Law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(vi)	It shall, and shall cause each of the HudBay Group Members to pay, to the extent they are legally able to do so, dividends, interest, amounts due in respect of Intercorporate Obligations and capital or other distributions to the Borrowers in an aggregate amount sufficient and as may be required to enable the Borrowers to satisfy their obligations under this Agreement and to pay all Interest Expenses, mandatory repayments of principal, fees, costs and other charges in respect of Debt of the Borrowers.

(vii)	It shall, promptly upon having knowledge thereof, cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any of the other agreements, instruments or documents contemplated hereby and thereby or executed pursuant hereto and thereto or any defects in the validity or enforceability of any of the Loan Documents and execute and deliver or cause to be executed and delivered all such agreements, instruments and other documents as the Agent may consider reasonably necessary or desirable for the foregoing purposes.

(viii)	It shall, and shall cause each of its Subsidiaries at all times to, take all action and supply the Agent and the Lenders with all information necessary to maintain the Liens granted pursuant to the Security Documents as valid and perfected first ranking Liens charging the Property charged thereby, subject only to Permitted Liens.

(ix)	It shall, and shall cause each of the other HudBay Group Members to, execute and deliver, upon request by the Agent, such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent to carry out more effectually the provisions and purposes of the Loan Documents.

8.3	Periodic Reports.

(a)	During the term of this Agreement, the Borrowers shall deliver or cause the delivery of the reports listed below. All financial statements and other reports shall be in a form satisfactory to the Lenders, acting reasonably.

(i)

HudBay shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Agent and the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case prepared in accordance with GAAP (subject to year end adjustments and excluding footnotes), in each case consisting of a balance sheet, a statement of earnings, a statement of cash flows, a statement of retained earnings, a statement of comprehensive income and management’s discussion and analysis for the period commencing with the end of the previous fiscal quarter and ending with the end of such fiscal quarter, together with figures for the year-to-date and setting forth in each case, in comparative form, the figures for the corresponding portion of the previous fiscal year;

(ii)	HudBay shall, as soon as practicable and in any event within 90 days after the end of each of its fiscal years, cause its annual audited consolidated financial statements to be prepared in accordance with GAAP and delivered to the Agent and the Lenders in each case consisting of a balance sheet, a statement of earnings, a statement of cash flows, a statement of retained earnings, a statement of comprehensive income, in each case setting forth the corresponding figures for the previous fiscal year in comparative form, together with management’s discussion and analysis, and the report thereon of an independent auditor of recognized national standing (without qualification) to the effect that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of HudBay, as of the end of such fiscal year and the consolidated results of the operations and changes in cash flow for such fiscal year in conformity with GAAP, consistently applied;

(iii)	HudBay shall, as soon as practicable and in any event within 180 days after the end of each of its fiscal years, cause the annual unaudited consolidated financial statements of HBMS to be prepared without financial notes and delivered to the Agent and the Lenders in each case consisting of a balance sheet, a statement of earnings, a statement of cash flows, a statement of retained earnings, a statement of comprehensive income, in each case setting forth the corresponding figures for the previous fiscal year in comparative form;

(iv)	HudBay shall, concurrently with the delivery of its financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), provide the Agent and the Lenders with: (A) a Compliance Certificate and (B) copies of all mine manager operating reports prepared in respect of each mine owned or operated by any Restricted Party for the month ending the same period as the financial statements referred to above;

(v)

HudBay shall, as soon as practicable and in any event not later than 90 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Agent and the Lenders, HudBay’s consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, production, operating costs, Capital Expenditures (including without limitation the current Forecasted Lalor Capital Projections, exploration expenditures, financial covenant calculations, and EBITDA on a consolidated basis, the proven reserves, probable reserves and current life of mine plan for each producing mine of the HudBay Group Members, details for each material exploration property and such other information as may reasonably be requested by the

Agent to provide the Agent and the Lenders a proper understanding of the forecast operations of the HudBay Group Members;

(vi)	HudBay shall, concurrently with the delivery of its financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), cause to be prepared and delivered to the Agent and the Lenders a report setting forth a list of all Derivatives to which it or any other HudBay Group Member is a party and the marked-to-market value of such Derivatives as at the date of the financial statements to which the report relates; and

(vii)	the Borrowers shall promptly provide the Agent and each of the Lenders with all other information reasonably requested by the Agent or any of the Lenders from time to time concerning the business, financial condition and Property of the HudBay Group Members.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by HudBay in preparing its financial statements for its fiscal year ended December 31, 2009, or components thereof (including changes arising from anticipated adoption of certain international accounting standards in Canada), HudBay shall provide the Agent and the Lenders with all information that the Agent and the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Agent and the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of the Loan Documents, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing HudBay’s financial statements for its fiscal year ended December 31, 2009 unless and until the Borrowers and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(b)	Requirements for Notice.

(i)	The Borrowers shall deliver to the Agent:

(A)	as soon as practicable and in any event within three Banking Days after becoming aware of the occurrence of each Default or Event of Default, a statement of a senior officer of HudBay setting forth the details of such Default or Event of Default and the action which HudBay proposes to take or has taken with respect thereto;

(B)

promptly, and in any event within ten days after any HudBay Group Member receives notice of or becomes aware of any suit, proceeding or similar action commenced or threatened by any Governmental Authority or other Person which could reasonably result in a Material Adverse Effect, a statement setting forth the details of such suit, proceeding or action;

(C)	promptly, and in any event within ten days after any HudBay Group Member receives notice of or becomes aware of any cancellation or non-renewal of any Permits or other regulatory approvals where such cancellation or non-renewal could reasonably result in a Material Adverse Effect, a statement setting forth the details of such notice, cancellation or non-renewal;

(D)	notification of any material waiver, amendment or modifications of any agreements to which any HudBay Group Member is party with respect to any Debt (other than Intercorporate Obligations) in excess of C$2,000,000 of such Person within three days of such waiver, amendment or modification;

(E)	notification of any notice received from, or other action taken by or proposed to be taken by, any creditor (other than the Lenders) of any HudBay Group Member which could reasonably be expected to result in a Material Adverse Effect;

(F)	notice of any change in the fiscal year of HudBay or any of its Subsidiaries at least 30 days prior to such change;

(G)	notice of any change in the name or jurisdiction of organization of the Obligors and any change in the location of the registered office or chief executive office of any of them at least 30 days prior to such change;

(H)	promptly following the Agent’s request, copies of any annual information report (including all actuarial reports and other schedules and attachments thereto) required to be prepared or filed with a Governmental Authority in connection with each Employee Plan or Statutory Plan that is required by Applicable Laws;

(I)

promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Restricted Party or any ERISA Affiliate may receive with respect to any Multiemployer Plan; provided, that if the Restricted Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Agent, the Restricted Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and HudBay shall provide copies of such documents and notices to the Agent promptly after receipt thereof; and

(J)	promptly upon the issuance thereof, copies of all annual reports, annual information forms and material change reports filed with any stock exchange, securities commission or similar regulatory body in any jurisdiction (except for, without limitation of or derogation from HudBay’s obligations under Section 8.3(b), any material change report filed on a confidential basis with any securities commission or stock exchange).

(ii)	The Borrowers shall as soon as practicable and in any event within five Banking Days notify the Agent and the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting any HudBay Group Member, the result of which could reasonably be expected to have a Material Adverse Effect, and shall from time to time provide the Agent and the Lenders with all reasonable information requested by any of the Agent or the Lenders concerning the status thereof.

(iii)	The Borrowers shall promptly notify the Agent on (i) learning of the existence of Hazardous Materials located on, above, below or from any real property which any Restricted Party occupies or controls (except those being stored, used, disposed or otherwise handled or existing in substantial compliance with Applicable Laws), including those Hazardous Materials in the soil or water constituting such real property (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such real property, and which, as to either (i) or (ii), would have a Material Adverse Effect, and shall provide the Agent with details, including cost, of the work required to remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in the notice.

(iv)

The Borrowers shall promptly notify the Agent and provide copies of all relevant documentation on learning of (i) the taking of any steps by a Restricted Party or any Governmental Authority to terminate any Employee Plan (wholly or in part) that could result in any Restricted Party being required to make an additional contribution to the Employee Plan in a material amount, or (ii) the taking of any action by any Person or the occurrence of any event with respect to any Employee Plan or Statutory Plan that could reasonably be expected to (w) give rise to a Lien under any Applicable Law, (x) result in an increase in the liability of a Restricted Party over, or the incurrence by a Restricted Party of any liability in addition to, the liability of the Restricted Party before the action was taken or the event occurred, in either case in a material amount, (y) result in a fine, a penalty or any increase in the contingent liability of a Restricted Party under any Welfare Plan with respect to any benefit after termination of employment or retirement, in any case, in a material amount or (z) have a Material Adverse Effect.

(v)	The Borrowers shall promptly notify the agent of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a material liability of any Restricted Party or any of its ERISA Affiliates.

(vi)	The Borrowers shall promptly inform the Agent in writing of any change to the organizational chart in Schedule 7.1(m).

(vii)	Such other information respecting the condition, operations, financial or otherwise, of the business of the Borrowers or their Subsidiaries as the Agent may from time to time reasonably request.

8.4	Ownership of the Obligors

During the term of this Agreement and without limiting Section 9.1(k), there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Restricted Parties (other than HudBay) from that described on Schedule 7.1(m) as of the date of this Agreement, except as otherwise expressly permitted in this Agreement and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrowers give the Agent not less than ten Banking Days advance notice of the transfer and promptly takes steps that the Agent requests to maintain the Loan Documents so that the Lenders’ position is not adversely affected.

8.5	Negative Covenants

During the term of this Agreement, the Obligors shall not do, or permit any other Restricted Party to do, any of the things specified in this Section 8.5 without the prior written consent of the Required Lenders, which shall not be unreasonably withheld.

(a)	Liens. No Restricted Party shall create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens.

(b)	Restrictions on Debt. No Restricted Party shall create, incur, assume or permit the existence of any Debt, other than Permitted Debt.

(c)	Derivatives. No Restricted Party shall:

(i)	enter into Derivatives of any kind after the date of this Agreement except: (i) if the Derivatives are entered into with Lenders or Affiliates of Lenders,

or with other Persons on an unsecured basis; and (ii) if the Derivatives are entered into in the Ordinary Course (but not for speculative purposes) to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Restricted Parties are exposed in the conduct of their business or the management of their liabilities;

(ii)	enter into Derivatives that permit margin calls; or

(iii)	notwithstanding Section 8.5(c)(i), enter into any Derivatives in respect of any commodities that it produces with respect to any fiscal quarter that exceed 70% of such Restricted Party’s projected production of the respective commodities in that quarter based on projections in effect at the time of entering into such Derivatives transaction.

(d)	Business and Property. No Restricted Party shall:

(i)	carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.5(c)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(ii)	permit any Disposition of the whole or any part of its Property except, subject to Section 8.5(d)(iii), for:

(A)	Dispositions of inventory and obsolete or redundant equipment in the Ordinary Course;

(B)	Dispositions of any or all of the Equity Interests or other assets of HMI Nickel Inc. and/or its direct or indirect, wholly-owned Subsidiaries;

(C)	Dispositions of any or all of the Equity Interests of Zochem Inc.;

(D)	any Disposition of Property which has been consented to by the Required Lenders;

(E)	any Disposition of Property by a Non-Recourse Subsidiary to any other HudBay Group Member;

(F)	any Disposition of Property by an Obligor to any other Obligor;

(G)	any Disposition permitted pursuant to Section 8.5(e)(i); and

(H)	any other Dispositions of Property, if the aggregate fair market value of the assets being Disposed of does not exceed at the time of any such Disposition: (i) in any fiscal year of HudBay, 10% of the consolidated tangible assets of HudBay (excluding the carrying value of the Fenix Project) as set forth in the annual audited consolidated financial statements of HudBay as of the end of the most recently completed fiscal year; or (ii) since the date hereof, 20% of the consolidated tangible assets of HudBay (excluding the carrying value of the Fenix Project) as set forth in the annual audited consolidated financial statements of HudBay for the most recently completed fiscal year; and

(iii)	notwithstanding Section 8.5(d)(ii), permit any Disposition, directly or indirectly, of all or substantially all of any of the Key Operating Assets or, subject to Article 12, any Equity Interest in any Person who, directly or indirectly, owns all or part of the Key Operating Assets.

(e)	Corporate Matters. No Restricted Party shall:

(i)	directly or indirectly, Dispose of all or substantially all of its Property and shall not merge or amalgamate pursuant to statutory authority or otherwise with any other Person except upon compliance with Article 12;

(ii)	change its fiscal year end (being December 31 for each of the Borrowers), except that Restricted Parties that have a different fiscal year end may change it to December 31; or

(iii)	change its auditors, unless an internationally recognized accounting firm is appointed.

(f)	Restriction on Non-Arm’s Length Transactions. Neither the Borrowers nor the other Restricted Parties, shall nor shall any of them permit any of their Subsidiaries to enter into any transaction or agreement with any Person which is not at Arm’s Length with the HudBay Group unless such transaction or agreement is entered into in the Ordinary Course and such transaction or agreement is on terms no less favourable to the applicable HudBay Group Member as would be obtainable in a comparable transaction with a Person which is at Arm’s Length with the applicable HudBay Group Member.

(g)	Restricted Payments. Neither the Borrowers nor the other Restricted Parties shall, nor shall any of them permit any of their Subsidiaries to make any Restricted Payments except:

(i)	as may be agreed from time to time pursuant to the terms of any Intercreditor Agreement;

(ii)	a non-wholly owned Subsidiary of HudBay may make a Restricted Payment provided that no holder of an Equity Interest in such Subsidiary receives a portion of the total Restricted Payment which is in excess of the percentage of Equity Interests which it owns in such Subsidiary and the applicable HudBay Group Member receives its pro rata share; and

(iii)	HudBay may make additional Restricted Payments; provided that,

(A)	in the case of any Restricted Payment made in reliance of this Section 8.5(g)(iii), at the time of and after giving effect to such Restricted Payment:

(I)	no Default or Event of Default shall have occurred and be continuing; and

(II)	the aggregate of all Restricted Payments made in reliance on this Section 8.5(g)(iii) in any fiscal year of HudBay shall not exceed the RP Basket Amount; and

(B)	HudBay has delivered to the Agent, at least two Banking Days prior to such Restricted Payment, an officer’s setting forth the amount of the Restricted Payment, certifying that the foregoing conditions are satisfied and setting forth reasonably detailed calculations of the RP Basket Amount and demonstrating satisfaction of the condition set forth in paragraph (A) above.

(h)	Consensual Limitations. Neither the Borrowers nor the other Restricted Parties shall create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any consensual limitation or restriction on its ability to make any payments to the Agent or the Lenders, or provide the security contemplated in the Guarantees or Security Documents to the Agent, or perform or observe any of its other covenants or agreements under any of the Loan Documents, as and when required hereunder and thereunder.

(i)	Amendments to Organizational Documents. Neither the Borrowers nor the other Restricted Parties shall amend, nor permit any of its Subsidiaries to amend, its Constating Documents in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents or which could reasonably be expected to have a Material Adverse Effect.

(j)

Bank Accounts. Neither the Borrowers nor the other Restricted Parties shall, and shall not permit any of its Subsidiaries, to maintain any of its bank accounts (other than a Permitted LC Cash Collateral Account) or securities accounts (which in the case of securities accounts are used primarily for the purposes of holding Cash) with any financial institution other than a Lender or an Affiliate of a Lender unless: (i) agreed to by the Agent, (ii) it is not reasonably practicable to maintain such accounts with the Lenders and/or Affiliates of a Lender or (iii) no Lender or

Affiliate of a Lender is offering such accounts on commercially competitive terms.

(k)	No Change in Accounting Treatment or Reporting Practices. Neither the Borrowers nor the other Restricted Parties shall, and shall not permit any of its Subsidiaries to, make any material change in its accounting or reporting or financial reporting practices, except as required or preferred by GAAP from time to time (including changes required under IFRS) or by Applicable Law and which changes are disclosed to the Agent.

(l)	Restricted Parties. Each Obligor shall ensure that no Restricted Party which is not an Obligor breaches any negative covenant contained in the Loan Documents.

(m)	Zochem Inc.

(i)	Neither the Borrowers nor any Obligor shall permit Zochem Inc. to and Zochem Inc. shall not carry on any business other than the business conducted by it on the date hereof.

(ii)	No Obligor shall or shall permit any of their Subsidiaries to make any investment (by way of Debt, equity or otherwise) in Zochem Inc. other than investments made in the Ordinary Course (which for greater certainty shall not include material capital expansions of Zochem Inc.’s business).

ARTICLE 9

DEFAULT

9.1	Default

The occurrence of any one or more of the following events (each such event and the expiry of the cure period, if any, provided in connection herewith, being herein referred to as an “Event of Default”) shall constitute an event of default under this Agreement:

(a)	if either of the Borrowers fail to pay any amount of principal of any Advance when due and payable;

(b)	if any Obligor fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations (other than principal and interest) within two Banking Days of when due;

(c)	if any Restricted Party makes any certification, representation or warranty under or pursuant to any of the Loan Documents which is incorrect, misleading or incomplete in any material respect when made or deemed to be made;

(d)	if any of the Restricted Parties shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally as they become due or shall make a general assignment, composition, compromise or arrangement for the benefit of any of its creditors; or any corporate action, legal proceeding or other procedure or step shall be instituted by or against any of the Restricted Parties seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a liquidator, administrator, administrative receiver, compulsory manager, receiver, trustee or other similar official for it or for any substantial part of its property or for the purpose of enforcing any Liens or any assets of any of the Borrowers, or the other Restricted Parties or, in each case any analogous procedure or step is taken in any jurisdiction and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against it or the appointment of a receiver, trustee, custodian, liquidator, administrator, administrative receiver, compulsory manager or other similar official for it or for any substantial part of its property) shall occur; or any of the Restricted Parties shall take any action to authorize any of the actions set forth above in this Section 9.1(d);

(e)	if the Obligors shall, or shall permit any of their Subsidiaries, as the case may be, to, default in the observance or performance of any agreement, covenant or condition contained in Article 4 and Sections 8.1, 8.2(e), 8.4, 8.5 and 12.1;

(f)	if any one or more of the Borrowers or any other Restricted Party, shall fail to pay the principal of (or lease payments on), or premium or interest on, any Debt outstanding in a principal amount which, when aggregated with the principal amount of all other Debt in respect of which any of them has failed to pay the principal of, or premium or interest on, exceeds US$25,000,000 (or the Equivalent Amount in any other currency) (excluding Debt due to the Lenders hereunder and Intercorporate Obligations) (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or any other event of default or early termination event (howsoever described or designated) shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt and the effect of such event is to accelerate, or permit the acceleration of, Debt of any of them in a principal amount which, when aggregated with the principal amount of all other Debt of any of them which is, or may be, declared due and payable prior to its specified maturity as a result of an event of default, exceeds US$25,000,000 (or the Equivalent Amount in any other currency);

(g)	if the obligations of the Borrowers or any of the other Obligors hereunder or under the other Loan Documents shall cease to constitute the legal, valid and binding obligations of the Borrowers or such other Obligor or shall cease to be in full force and effect or the Borrower or any of the other Obligors shall have contested the validity of the Loan Documents or denied that it had any liability thereunder;

(h)	if any judgment or order or series of judgments or orders (whether or not related) for the payment of money in an aggregate amount in excess of US$25,000,000 (or the Equivalent Amount in any other currency), other than any judgment or order for which one or more of the Restricted Parties will recover under a policy of insurance, shall be rendered against any one or more of the Restricted Parties and (i) such judgment or order or series of judgments and/or orders are final with no further right of appeal and the Borrowers have not satisfied the Required Lenders, acting reasonably, that the Borrowers or any other Restricted Party (as applicable) is able to satisfy such judgment or order or series of judgments and/or orders; or (ii) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or series of judgments and/or orders, as the case may be; or (iii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order or series of judgments and/or orders, as the case may be, by reason of a pending appeal or otherwise, shall not be in effect;

(i)	if an event, fact or circumstance or series of events, facts or circumstances occurs which could reasonably be expected to have a Material Adverse Effect;

(j)	if the security interest in favour of the Agent pursuant to the any of the Security Documents ceases to constitute a perfected first priority Lien, subject only to Permitted Liens, in favour of the Agent;

(k)	if a Change of Control shall occur;

(l)	if all or any part of the Key Operating Assets has been taken or expropriated by any Governmental Authority or if HudBay or any of its Subsidiaries has received a written notice in respect thereof from any such Governmental Authority or a proceeding has been commenced in respect thereof;

(m)

if (i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any US Pension Plan, (iii) the PBGC shall institute proceedings to terminate any US Pension Plan(s), (iv) any Restricted Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; or (v) any other event or condition shall occur or exist with respect to a US Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect; and

(n)	if any of the HudBay Group Members shall default in the observance or performance of any agreement, covenant or condition contained in the Loan Documents (other than a covenant or condition whose breach or default in performance is elsewhere in this Section 9.1 specifically dealt with) regardless of whether such agreement, covenant or condition is made directly by such HudBay Group Member or is made on its behalf by an Obligor and such default shall not be remedied, if capable of remedy, within a period of 20 days.

9.2	Acceleration and Termination of Rights

(a)	Upon the occurrence of an Event of Default and at any time thereafter while an Event of Default is continuing, the Agent may, in consultation with the Lenders (and, if so instructed by the Required Lenders, shall) by written notice to the Borrower:

(i)	declare the Advances made to either of the Borrowers to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrowers hereunder or under any other Loan Document) or declare such Advances to be due and payable on demand of the Agent; and/or

(ii)	declare that all of the Commitments shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero; and/or

(iii)	exercise any or all of its rights, remedies or powers under or pursuant to the Loan Documents.

(b)	If, pursuant to this Section 9.2, the Agent declares any Advances made to the Borrowers to be due and payable on demand, then, and at any time thereafter, the Agent may (and, if so instructed by the Required Lenders, shall) by written notice to the Borrowers call for repayment of such Advances on such date or dates as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrowers hereunder or under any other Loan Document and the provisions of Section 9.8 shall apply) or withdraw its declaration with effect from such date as it may specify in such notice.

(c)

Notwithstanding item (a), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the

Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders’ obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

9.3	Payment of L/Cs and B/As

If any Event of Default shall occur and be continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrowers which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, then the Agent may (and, if so instructed by the Required Lenders shall), by written notice to the Borrowers require the Borrowers to pay to the Agent (i) on behalf of the Lenders, an amount equal to the face amount of outstanding B/As and (ii) on behalf of the Issuing Banks, an amount equal to the undrawn face amount of any Letters of Credit issued and outstanding under the Credit and such amount shall be held by the Agent on deposit in trust for the Lenders and/or the Issuing Banks (as applicable) until the maturity date of such B/A and/or Letter of Credit, as applicable. Upon receipt of such payment, the applicable Borrower shall be discharged from its obligations under Section 6.7 in respect of any such B/As or any such Letter of Credit.

9.4	Remedies

If an Event of Default has occurred and is continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrowers which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, the Guarantees and the Security Documents shall become immediately enforceable and Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as is or may be expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

9.5	Saving

Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral or enforce the Guarantees, the Security Documents or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Guarantees, the Security Documents or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage (excluding incidental, consequential or special damages) arising from its wilful misconduct or gross negligence.

9.6	Perform Obligations

If an Event of Default has occurred and is continuing, the Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) perform any such covenants or agreements in any manner deemed fit by the Agent without thereby waiving any rights to enforce the Loan Documents. All expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall form part of the Obligations and shall be guaranteed by the Guarantees and secured by the Security Documents.

9.7	Third Parties

No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Loan Documents have become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

9.8	Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or other instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lenders or the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document as a result of any other default or breach hereunder or thereunder.

9.9	Suspension of Lenders’ Obligations

Without prejudice to the rights which arise out of this Agreement or by law, the occurrence of a Default or Event of Default shall, while such Default or Event of Default shall be continuing, relieve the Lenders of all obligations to make any Advances hereunder (whether or not any notice in respect of any such Advance shall have been received by the Agent prior to the occurrence of a Default or Event of Default) or to accept or comply with any notice or to convert any Advance into a B/A Advance or a Libor Advance (except, provided no Event of Default has occurred and is continuing, a conversion permitted by the Agent in its discretion in accordance with the provisions of Section 6.5) or to accept any notice in respect of a rollover of a Libor Advance or BA Advance or accept or purchase drafts or B/As in replacement of maturing B/As.

9.10	Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Agent and the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to the Agent and/or such Lender, irrespective of whether or not the Agent and/or such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of the Agent and/or such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Agent and/or each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Agent and/or the Lenders or their respective Affiliates may have. The Agent and each Lender agrees to promptly notify the Borrowers and the Agent (or in the case of the Agent, the Lenders) after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of the Agent or a Lender exercises any rights under this Section 9.10, it shall share the benefit received in accordance with Section 10.6 as if the benefit had been received by the Lender of which it is an Affiliate.

9.11	Application of Payments After an Event of Default

If any Event of Default shall occur and be continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrowers which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, all payments made by the Borrowers hereunder or payments made pursuant to any of the provisions of any of the Guarantees shall be applied in the following order:

(a)	to amounts due hereunder as costs and expenses of the Agent;

(b)	to amounts due hereunder as costs and expenses of the Lenders;

(c)	to amounts due hereunder as fees;

(d)	to amounts due hereunder as interest;

(e)	rateably to amounts due hereunder as principal and amounts due in respect of any Other Secured Obligations with the Lenders or any of their Affiliates; and

(f)	any balance to the Borrowers or as a court of competent jurisdiction shall determine.

ARTICLE 10

AGENCY PROVISIONS

10.1	Authorization of Agent

(a) Each of the Lenders hereby irrevocably appoints BNS as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b) Without limiting Section 10.1(a), each of the Lenders grants to the Agent:

(i)	a power of attorney, for the purposes of Applicable Laws in respect of the Guarantees and Security Documents to sign documents comprising the Guarantees and the Security Documents from time to time (as the party accepting the grant of the Guarantees and the Security Documents); and

(ii)	the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

10.2	Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Restricted Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

10.3	Exculpatory Provisions

(a) The Agent shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(i)

shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the

Agent to liability or that may be contrary to any Loan Document or Applicable Law; and

(ii)	shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

(b) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing the Default or Event of Default is given to the Agent by the Borrowers or a Lender.

(c) Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent

10.4	Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Banks, the Agent may presume that such condition is satisfactory to such Lender or Issuing Banks unless the Agent has received notice to the contrary from such Lender or Issuing Banks before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.5	Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such subagent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

10.6	Direct Payments

(a) If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(i)	if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii)	the provisions of this Section shall not be construed to apply to (A) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement (B) any payment obtained by the Swingline Lender in respect of any Swingline Advance or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii)

the provisions of this Section shall not be construed to apply to (A) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrowers to such Lender that do not arise under or in connection with the Loan Documents, (B) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrowers’ obligations under or in connection with the Loan Documents, (C) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (D) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

(b) The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

10.7	Administration of the Credit

(a) Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i)	before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 13.2 and any other applicable terms of this Agreement;

(ii)	take delivery of each Lender’s Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 6.9;

(iii)	use reasonable efforts to collect promptly all sums due and payable by the Borrowers pursuant to this Agreement;

(iv)	make all payments to the Lenders in accordance with the provisions of this Agreement;

(v)	hold the Guarantees and any security or collateral as agent on behalf of the Lenders;

(vi)

hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrowers to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreement and upfront and arrangement fees payable concurrently with the execution of this Agreement, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any

Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender’s expense;

(vii)	except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(viii)	forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Guarantees and other Loan Documents (other than the Fee Agreement); and

(ix)	promptly forward to each Lender, on request, an up-to-date loan status report.

(b) The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(i)	subject to Section 10.7(c), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(ii)	give written notice to the Obligors in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrowers notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(iii)	amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 10.7(c);

(iv)	declare an Event of Default or take action to enforce performance of the Obligations and the Guarantees and/or pursue any other legal remedy necessary;

(v)	decide to accelerate the amounts outstanding under the Credit; and

(vi)	pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

(c) The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(i)	amend, modify, discharge, terminate or waive any of the provisions of Section 5.1;

(ii)	amend, modify, discharge, terminate or waive any of the terms of the Guarantees or the Security Documents or release any security other than as expressly contemplated in the Loan Documents;

(iii)	amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would change the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(iv)	amend the definition of “Required Lenders” or this Section 10.7(c).

For greater certainty, no Lender’s Commitment or Applicable Percentage may be amended without the consent of that Lender. Provided further that no amendment, waiver or consent, unless in writing and signed by the Agent in addition to the Lenders required herein above to take such action, reflects the rights or duties of the Agent under any Loan Documents or in respect of any Advance.

(d) Notwithstanding Sections 10.7(b) and 10.7(c), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may also discharge any Guarantee or Security Document and the other obligations under the Loan Documents of any Obligor except the Borrowers to the extent necessary to allow any Obligor to complete any sale or other disposition of Property permitted by this Agreement or any consent or waiver pursuant to this Agreement.

(e) As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(i)	all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii)	all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(iii)	all payments which are delivered by either of the Borrowers to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

(f) Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any Property that is the subject matter of any security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

10.8	Rights of Agent

(a) In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrowers is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrowers’ account have actual knowledge to the contrary or have received notice to the contrary from any other Party.

(c) The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrowers from time to time

10.9	Acknowledgements, Representations and Covenants of Lenders

(a) Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

(c) Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

(d) To the extent that the Borrowers for any reason fails to indefeasibly pay any amount required under Sections 13.7(a) and 13.7(b) to be paid by it to the Agent (or any subagent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such subagent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(e) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(f) Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(g) Each Lender acknowledges receipt of a copy of this Agreement, the Guarantees (to the extent that the Guarantees have been delivered) and any Intercreditor Agreement existing as of the date of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

10.10	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Guarantees, the Security Documents and any security are to be exercised not severally, but by the Agent in accordance with the Loan Documents. Accordingly, notwithstanding any of the provisions contained in any Loan

Document, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent in accordance with the Loan Documents. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11	Successor Agent

(a) The Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks, the Swingline Lender and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrowers (not to be unreasonably withheld or delayed) to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The consent of the Borrowers referred to above shall not be required if a Default has occurred and is continuing. The Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Agent and the Borrowers as long as the Required Lenders, in consultation with the Borrowers, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto. Notwithstanding the foregoing, the Required Lenders shall not be obligated to consult with the Borrowers if a Default has occurred and is continuing.

(b) If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Guarantees and any security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

(c) Upon a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the termination of the service of the former Agent, the provisions of this Article 10 and of Section 13.7 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

10.12	No Other Duties etc.

Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

10.13	Defaulting Lenders

(a) The Issuing Banks shall not be obligated to issue L/Cs to the extent of any Defaulting Lender’s or Impacted Lender’s Applicable Percentage thereof, unless arrangements satisfactory to the Issuing Banks have been entered into with the Borrowers or with the Defaulting Lender or Impacted Lender to eliminate the Issuing Banks’ risk with respect to such Defaulting Lender or Impacted Lender (such as depositing Cash Collateral with the Agent for the benefit of the Issuing Banks).

(b) While it is a Defaulting Lender or Impacted Lender, a Lender shall not be entitled to share in an L/C Fee in respect of any L/C, (i) the amount of which is reduced pursuant to Section 10.13(a)), or (ii) to the extent that the Borrowers have entered into arrangements with the Issuing Banks to eliminate the Issuing Banks’ risk with respect to such Defaulting Lender or Impacted Lender. In the case of (ii), no L/C Fee shall be payable on the portion of the L/C for which the Borrowers have entered into those arrangements with the Issuing Banks.

(c) The Swingline Lender shall not be obligated to make any Swingline Advance to the extent of any Defaulting Lender’s or Impacted Lender’s Applicable Percentage thereof, unless arrangements satisfactory to the Swingline Lender have been entered into with the Borrowers or with the Defaulting Lender or Impacted Lender to eliminate the Swingline Lender’s risk with respect to such Defaulting Lender or Impacted Lender (such as depositing Cash Collateral with the Agent for the benefit of the Swingline Lender).

(d) Sections 10.13(a) and (c) shall not apply to L/Cs or Swingline Advances that are outstanding at the time a Lender becomes a Defaulting Lender or an Impacted Lender.

10.14	Reference Lenders

(a) If more than one Lender is a bank named on Schedule I of the Bank Act (Canada), the Agent shall be a Reference Lender and the Borrowers shall irrevocably designate a different Lender named on Schedule I to be a Reference Lender for the purpose of providing quotations to the Agent to be used in determining rates as required by this Agreement.

(b) If any Reference Lender ceases to be a Lender, the Person that originally designated that Reference Lender shall have the right to designate prior to such Reference Lender ceasing to be a Lender another Lender that is a named on Schedule I of the Bank Act (Canada), failing which the applicable rate shall be determined on the basis of the quotation provided by the notice from the remaining Reference Lender.

(c) If only one Lender is a bank named on Schedule I of the Bank Act (Canada), that Lender shall be deemed to be the Reference Lender and any applicable rate shall be determined on the basis of the quotation provided by that Lender.

10.15	Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 10.7(b), 10.7(e), 10.9(b), 10.9(f), 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 11

ADDITIONAL LENDERS,

SUCCESSORS AND ASSIGNS

11.1	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 11.2, (ii) by way of participation in accordance with the provisions of Section 11.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, subagents contemplated hereby, Participants to the extent provided in Section 11.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

11.2	Assignments by Lenders

(a) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(i)	except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$10,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrowers otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(iii)	any assignment must be approved by each Issuing Bank and the Swingline Lender (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(iv)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(A)	the proposed assignee is itself already a Lender, or

(B)	the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(v)	any assignment must be approved by the Borrowers (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or a Default has occurred and is continuing; provided that the Parties acknowledge and agree that the consent of the Borrowers’ shall not be considered to have been unreasonably withheld if it is withheld as a result of any proposed assignment to a Foreign Lender where as a result of such assignment any withholding taxes would be exigible in respect of such Foreign Lender; and

(vi)	the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of US$3,500 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent.

(b) Subject to acceptance and recording thereof by the Agent pursuant to Section 11.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.7, 13.8 and 13.9, and shall continue to be liable for any breach of this Agreement by such Lender, in each case with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

11.3	Register

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

11.4	Participations

(a) Any Lender may at any time without the consent of, or notice to, the Borrowers or the Agent, sell participations to any Eligible Assignee (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it). However, (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

(b) Subject to the immediately following paragraph, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 13.8 and 13.9 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, provided such Participant agrees to be subject to Section 10.6 as though it were a Lender.

(c) A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 13.8.

11.5	Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 12

SUCCESSOR COMPANIES AND

ADDITIONAL GUARANTORS

12.1	Certain Requirements in Respect of Merger, Etc.

The Obligors shall not, and shall not permit any of other Restricted Party to, enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing company resulting therefrom, or whereby the obligation of the Borrowers or any other Obligor to pay amounts under this Agreement or any other Loan Document would become subject to novation or assumed or undertaken by any other such Person or continuing company, provided that it may do so and such Person or continuing company (the “Successor Corporation”) shall become a party to this Agreement and/or a Guarantee, as the case may be, and the other Loan Documents, if:

(a)	the Successor Corporation is a Guarantor, the Successor Corporation is a Subsidiary of HudBay;

(b)	either of the predecessors of the Successor Corporation was one of the Borrowers, the Successor Corporation is a Borrower;

(c)	either of the predecessors of the Successor Corporation was a Material Subsidiary which provided a Guarantee, the Successor Corporation is a Guarantor or one of the Borrower;

(d)	either of the predecessors of the Successor Corporation was a Restricted Party, the Successor Corporation is a Restricted Party;

(e)	the Successor Corporation shall execute and/or deliver to the Agent an agreement supplemental hereto in form reasonably satisfactory to the Agent and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Agent and in the opinion of counsel to the Borrowers addressed to the Agent and the Lenders are necessary to evidence (i) the assumption by the Successor Corporation of liability under each Loan Document to which it is a party for the due and punctual payment of all money payable by any of the Obligors, as the case may be, thereunder, and (ii) the covenant of the Successor Corporation to pay the same and (iii) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of such Obligor, as the case may be, under each Loan Document and to be bound by all the terms of each Loan Document so far as they relate to such Obligor, which instruments, if any, shall be in form reasonably satisfactory to the Agent; provided there shall be no obligation to deliver such instruments if the Successor Corporation is not an Obligor;

(f)	such transaction shall, to the reasonable satisfaction of the Agent and the Required Lenders be upon such terms as to preserve and not to impair any of the rights and powers of the Agent, the Lenders and each of them;

(g)	all Other Taxes payable as a result of such transaction have been paid by such Successor Corporation;

(h)	such transaction will not result in any claim for increased costs pursuant to Section 13.9 or result in any Tax being levied on or payable by the Agent or any Lender (except for Excluded Taxes);

(i)	such transaction will not cause, or have the result of the Agent, the Lenders or any of them being in default under, non-compliance with, or violation of, any Applicable Law;

(j)	if the Successor Corporation is an Obligor, an opinion of counsel to the Successor Corporation substantially in the form and as to matters addressed in the opinion of counsel delivered pursuant to Section 5.1(f) shall have been delivered to the Agent;

(k)	if the predecessors of the Successor Corporations are not all Obligors, each of the covenants set forth in Section 8.1 shall be satisfied on an actual and pro forma basis;

(l)	the creditworthiness of the Successor Corporation (as determined by the Required Lenders) shall not be less than the creditworthiness of the relevant Restricted Party immediately prior to giving effect to such transaction;

(m)	the Successor Corporation does not carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.5(c)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(n)	such transactions will not, in the opinion of the Agent acting reasonably, have a Material Adverse Effect; and

(o)	no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction.

12.2	Vesting of Powers in Successor

Except in the case of an amalgamation or other transaction pursuant to which the Successor Corporation is liable for all of the obligations of the Borrower or the Guarantor, as the case may be, by operation of law, whenever the conditions of Section 12.1 above have been duly observed and performed, the Agent and each of the Lenders shall execute and deliver the supplemental agreement provided for in Section 12.1(e) and thereupon the Successor Corporation shall possess and from time to time may exercise each and every right and power of an Obligor, as applicable, under this Agreement and the Loan Documents in its own name or in the name of one of the Borrowers or the Guarantors, as the case may be, or otherwise and any act or proceeding by any provision of this Agreement required to be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1	Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

13.2	Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

13.3	Governing Law

(a) Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b) Each Obligor other than HudBay hereby nominates, constitutes and appoints HudBay as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Ontario. This appointment shall be irrevocable without the prior consent of the Required Lenders upon the appointment of a substitute agent acceptable to the Required Lenders acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Ontario upon HudBay shall be sufficient service on all Obligors.

13.4	Conflicts

In the event of any conflict or inconsistency between the terms of this Agreement and any other Loan Document, the applicable terms of this Agreement shall govern.

13.5	Judgment Currency

To the extent permitted by Applicable Law, if any judgment or order is rendered and expressed in a currency other than the currency (the “Agreement Currency”) in which amounts are payable under the Credit (i) for the payment of any amount owing by the Borrowers in respect of the Credit or this Agreement, or (ii) in respect of a judgment or order of another court for the payment of any amount described in (i) above, the Agent and the Lenders, after recovery in full of the aggregate amount to which the Agent and the Lenders are entitled pursuant to the judgment or order, will be entitled to receive immediately from the Borrowers the amount of any shortfall in the Agreement Currency received by the Agent or the Lenders as a consequence of sums paid in such other currency and will refund promptly to the Borrowers any excess of the Agreement Currency received by the Lender as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Agreement Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which the Agent or the Lenders are able, acting in a reasonable manner and in good faith in converting the currency received into the Agreement Currency, to purchase the Agreement Currency with the amount of the currency of the judgment or order actually received by the Lender. The term “rate of exchange” includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Agreement Currency. Any amount due from the Borrowers under the provisions of this Section 13.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of the Credit or this Agreement.

13.6	Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

13.7	Expenses and Indemnity

(a) The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, its Affiliates and the Lenders, including the fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Agent or any Lender, including the fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

(b) The Borrowers shall jointly and severally indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, Claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel or expert consultation for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any Hazardous Materials in, on, under or from any real property as defined in or regulated by any Applicable Law or Governmental Authority from time to time on or from any Property owned or operated by any HudBay Group Member, or any remedial, rehabilitation or other restoration action taken by the Agent or Lender with respect thereto or any actual or alleged breach of Applicable Law with respect to environmental or natural resource matters or human health that is related in any way to any Restricted Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, penalties, fines, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by either of the Borrowers or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 13.7(a), 13.8 and 13.9.

(c) All amounts due under this Section 13.7 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers shall be conclusive absent manifest error.

13.8	Taxes

(a) If any Obligor, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b) Without limiting the provisions of the immediately preceding paragraph, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) The Borrowers shall jointly and severally indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(e) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of Canada, or any treaty to which Canada is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of HudBay or the Agent, deliver to the Borrowers (with a copy to the Agent), at the time or times reasonably requested by HudBay or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding.

(f) If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrowers or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the relevant Borrower or the Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). Each

Borrower or Obligor, as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to such Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

13.9	Increased Costs etc.

(a) If any Change in Law shall:

(i)	impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)	subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 13.8 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

13.10	Mitigation Obligations; Replacement of Lenders

(a) If any Lender requests compensation under Section 13.9, or requires the Borrowers to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.8, then such Lender shall use reasonable commercial efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 13.8 or 13.9, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrowers have repaid or replaced the Lender in accordance with Section 13.10(b).

(b) If any Lender requests compensation under Section 13.9, if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.8, if any Lender’s obligations are suspended pursuant to Section 13.11 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrowers may, at their sole expense and effort, upon 10 days’ notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender’s Commitment, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)	in the case of an assignment, the Borrowers pay the Agent the assignment fee specified in Section 11.2(a)(vi);

(ii)	the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(iii)	in the case of any assignment resulting from a claim for compensation under Section 13.9 or payments required to be made pursuant to Section 13.8, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)	any assignment does not conflict with Applicable Law.

(c) A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation or repayment cease to apply.

13.11	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrowers through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

13.12	Notices

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 13.12(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption or, if to an Obligor other than the Borrowers, in care of the Borrower.

(b) Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Banking Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 13.12(c), shall be effective as provided in that Section.

(c) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent in writing, except that the foregoing shall not apply to notices to any Lender of Advances to be made if the Lender has notified the Agent that it is incapable of receiving notices relating to Advances by electronic communication. The Agent or the Borrowers may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it in writing, but approval of such procedures may be limited to particular notices or communications.

(d) Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(e) Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

13.13	Time of the Essence

Time is of the essence of this Agreement.

13.14	Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 13.7, 13.8 and 13.9 and of the Lenders in Section 10.9(c) shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular Person’s role as Obligor, Agent or Lender.

13.15	Counterparts and Facsimile

(a) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 5, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

13.16	Waiver of Jury Trial, Consequential Damages Etc.

(a) Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

(b) To the fullest extent permitted by Applicable Law, the Restricted Parties shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(c) The Borrowers acknowledge and agree that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrowers further acknowledge and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

(d) Each party hereto (a) certifies that no representative, agent or attorney of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

13.17	Treatment of Certain Information: Confidentiality

(a) Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or Governmental Authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrowers and the Obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non- confidential basis from a source other than a Restricted Party.

(b) For purposes of this Section, “Information” means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers.

(c) In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule 13.17(c) concerning the Borrowers and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

13.18	Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party. Without limiting the foregoing, the commitment letter and term sheet from BNS and CIBC to the Borrowers dated October 4, 2010 are cancelled and superseded.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

1 Adelaide Street East, Suite 2501 Toronto, Ontario M5C 2V9		HUDBAY MINERALS INC.

Attention:	Chief Financial Officer	By:
Telephone:	416.362.4759	Name:
		Title:
and

Attention:	Chief Legal Officer
Telephone:	416.362.2235

Signature Page to Credit Agreement

Address for Notice

1 Adelaide Street East, Suite 2501 Toronto, Ontario M5C 2V9		HUDSON BAY MINING AND SMELTING CO., LIMITED

Attention:	Senior Vice-President Finance
Telephone:	416.362.4759	By:
		Name:
and		Title:

Attention:	Chief Legal Officer
Telephone:	416.362.2235

Signature Page to Credit Agreement

Address for Notice

1 Adelaide Street East, Suite 2501 Toronto, Ontario M5C 2V9		HUDBAY MARKETING & SALES INC.

Attention:	Chief Financial Officer	By:
Telephone:	416.362.4759	Name:
		Title:
and

Attention:	Chief Legal Officer
Telephone:	416.362.2235

Signature Page to Credit Agreement

Address for Notice

1 Adelaide Street East, Suite 2501 Toronto, Ontario M5C 2V9		HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

Attention:	Chief Financial Officer
Telephone:	416.362.4759	By:
		Name:
and		Title:

Attention:	Chief Legal Officer
Telephone:	416.362.2235

Signature Page to Credit Agreement

Address for Notice

The Bank of Nova Scotia Corporate Banking – Loan Syndications 62nd Floor, 40 King Street West Toronto, Ontario M5W 2X6		THE BANK OF NOVA SCOTIA, as Administrative Agent

		By:
Attention:	Managing Director	Name:
Telephone:	416.866.2009	Title:

with a copy to:

		By:
Attention:	Managing Director	Name:
Telephone:	416.866.3329	Title:

Signature Page to Credit Agreement

Address for Notice

Canadian Imperial Bank of Commerce Global Mining 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8		CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:
Attention:	Peter Rawlins,	Name:
	Executive Director	Title:
Telephone:	416.594.7137

By:
Name:
Title:

Signature Page to Credit Agreement

Address for Notice

The Bank of Nova Scotia Corporate Banking – Loan Syndications 62nd Floor, 40 King Street West Toronto, Ontario M5W 2X6		THE BANK OF NOVA SCOTIA, as Lender

		By:
Attention:	Managing Director	Name:
Telephone:	416.866.2009	Title:

with a copy to:

		By:
Attention:	Managing Director	Name:
Telephone:	416.866.3329	Title:

Signature Page to Credit Agreement

Address for Notice

The Toronto-Dominion Bank 66 Wellington Street West TD Tower, 9th Floor Toronto, Ontario M5K 1A2		THE TORONTO-DOMINION BANK, as Lender

		By:
Attention:	Rohan Appadurai	Name:
Telephone:	416.982.2118	Title:

		By:
		Name:
		Title:

Signature Page to Credit Agreement

Address for Notice

Royal Bank of Canada 4th Floor, South Tower Royal Bank Plaza		ROYAL BANK OF CANADA, as Lender
200 Bay Street Toronto, Ontario M5J 2W7		By:
Name:
Title:
Attention:	Stam Fountoulakis
Telephone:	416.842.3791

By:
Name:
Title:

Signature Page to Credit Agreement

Address for Notice

Credit Suisse AG, Toronto Branch 1 First Canadian Place Suite 2900 Toronto, Ontario M5X 1C9		CREDIT SUISSE AG, TORONTO BRANCH, as Lender

		By:
Attention:	Alain Daoust	Name:
Telephone:	416.352.4527	Title:

		By:
		Name:
		Title:

Signature Page to Credit Agreement

Address for Notice

Bank of America, N.A., Canada Branch 200 Front Street West Suite 2700 Toronto, Ontario M5V 3L2		BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

		By:
Attention:	Medina Sales De Andrade	Name:
Telephone:	416.349.5433	Title:

		By:
		Name:
		Title:

Signature Page to Credit Agreement

Address for Notice

National Bank of Canada 1155 Metcalfe 5th Floor Montreal, QC H3B 4S9		NATIONAL BANK OF CANADA, as Lender

		By:
Attention:	Roch Ledoux	Name:
Telephone:	514.390.7828	Title:

		By:
		Name:
		Title:

Signature Page to Credit Agreement

Address for Notice

Société Générale (Canada Branch) 100 Yonge Street Suite 1002 Toronto, Ontario M5C 2W1		SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Lender

		By:
Attention:	Mike Manion	Name:
Telephone:	416.682.0075	Title:

		By:
		Name:
		Title:

Signature Page to Credit Agreement

SCHEDULE A

LENDERS’ APPLICABLE PERCENTAGES

The Bank of Nova Scotia	23.333333333% (original Commitment $70,000,000)

Canadian Imperial Bank of Commerce	23.333333333% (original Commitment $70,000,000)

The Toronto-Dominion Bank	13.333333333% (original Commitment $40,000,000)

Royal Bank of Canada	13.333333333% (original Commitment $40,000,000)

Credit Suisse AG, Toronto Branch	6.666666667% (original Commitment $20,000,000)

Bank of America, N.A., Canada Branch	6.666666667% (original Commitment $20,000,000)

National Bank of Canada	6.666666667% (original Commitment $20,000,000)

Société Générale (Canada Branch)	6.666666667% (original Commitment $20,000,000)

SCHEDULE B

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including without limitation any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)	Assignor:

(2)	Assignee:

(3)	Borrowers:	HudBay Minerals Inc. Hudson Bay Mining and Smelting Co., Limited

(4)	Agent:	The Bank of Nova Scotia, as the Administrative Agent under the Credit Agreement

(5)	Credit Agreement: The US $300,000,000 Credit Agreement dated as of November 3, 2010 among HudBay Minerals Inc. and Hudson Bay Mining and Smelting Co., Limited as Borrowers, certain of the Subsidiaries as guarantors, the Lenders parties thereto and The Bank of Nova Scotia as Agent

(6)	Assigned Interest:

Aggregate Amount of Commitments / Advances for all Lenders[1]	Amount of Commitment / Advances Assigned[1]	Percentage Assigned of Commitment / Advances[2]

$	$		%

$	$		%

$	$		%

(7)	[Trade Date: ]

[1]	Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.
[2]	Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.

B-2

Effective Date:                     , 20          [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

[Consented to and][3] Accepted:
THE BANK OF NOVA SCOTIA, as Agent

By
Title:

[Consented to:][4]

[NAME OF RELEVANT PARTY] By

[TITLE]

[3]	To be added only if the consent of the Agent is required by Section 11.2of the Credit Agreement.
[4]	To be added for each relevant party only if the consent of the Borrower, the Swingline Lender and/or the Issuing Banks is required by Section 11.2, of the Credit Agreement

B-3

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1 Assignor. The Assignor: (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.3(a) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 13.8(e) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: THE BANK OF NOVA SCOTIA, as Administrative Agent

Corporate Banking – Loan Syndications

62nd Floor

40 King Street West

Toronto, Ontario

M5W 2X6

Attention: Managing Director and Unit Head

Fax No.: 416.866.3329

We refer to Section 8.3(a)(iv) of the credit agreement dated as of November 3, 2010 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Obligors, The Bank of Nova Scotia as Administrative Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to HudBay’s fiscal [quarter/year] ended ■ (the “[Quarter/Year] End”).

1. Each of the Borrowers hereby certify that:

(a)	the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b)	no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

(c)	no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a)	the Leverage Ratio was ■ to 1;

(b)	the Tangible Net Worth was $■ and the minimum required Tangible Net Worth was $■;

(c)	the Interest Coverage Ratio was ■ :1; and

(d)

that the sum of: (i) the undrawn Commitments[5]; plus (ii) all unrestricted and unencumbered Cash held directly by either of the Borrowers (in an account maintained with any Lender or its Affiliates) as at [Quarterly/Year] End was equal to $■ and the Forecasted Lalor Capital Projections as at such date was $■.

3. Appendix A attached sets out the calculations of the ratios etc. referred to in item 2 above.

4. Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any HudBay Member in any Person who is not a Subsidiary of such HudBay Group Member as at the as at [Quarterly/Year] End.

DATED                 , 201            .

HUDBAY MINERALS INC.

By
Name:
Title:

Name:
Title:

HUDSON BAY MINING AND SMELTING CO., LIMITED

By
Name:
Title:

Name:
Title:

[5]	Only to be included for determinations made prior to Calculation Date.

C-2

SCHEDULE 3.1(B)

AGREEMENT OF NEW OBLIGOR

SUPPLEMENT TO CREDIT AGREEMENT

THIS AGREEMENT supplements the credit agreement dated as of November 3, 2010 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Obligors, The Bank of Nova Scotia as Administrative Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).

RECITALS

A. Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B. The Credit Agreement contemplates that further Subsidiaries of the Borrowers shall become Obligors in certain circumstances.

C.■ (the “New Subsidiary”) is required by the Credit Agreement to become an Obligor.

D. Documents required by Section 3.1(b) of the Credit Agreement have been delivered by or in respect of the New Subsidiary.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1. The New Subsidiary hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Subsidiary certifies that all representations concerning Obligors in the Credit Agreement and each other Loan Document are true and correct with respect to the New Subsidiary as of the date of this Agreement.

2. The Agent, on behalf of the Lenders, acknowledges that the New Subsidiary shall be an Obligor as of the date of this Agreement.

IN WITNESS OF WHICH, the undersigned have executed this Agreement as of ■.

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:
Name:
Title:

[NEW SUBSIDIARY]

Name:
Title:

SCHEDULE 6.6(A)

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

TO:	THE BANK OF NOVA SCOTIA

Wholesale Banking Operations

Loan Operations

720 King Street West

2nd Floor Toronto, Ontario

M5V 2T3

Attention:     Senior Manager

Fax No.:        416.866.5991

We refer to Section 6.6(a) of the credit agreement dated as of November 3, 2010 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Obligors, The Bank of Nova Scotia as Administrative Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

The [Insert Name of Borrower] hereby irrevocably requests as follows:

(a)	the requested Advance represents the following [check one or more]:

☐	increase in Advances under the Credit
☐	rollover of existing Advances under the Credit
☐	conversion of existing Advances to another type of Advance

(b)	the Advance Date shall be

(c)	the Advance shall be in the form of [check one or more and complete details]:

☐	Prime Rate Advance

Amount:

☐	B/A Advance

Face Amount:

Term:

☐	Base Rate Advance

Amount:

☐	LIBOR Advance

Amount:

End of LIBOR Period:

☐	L/C

☐ Financial L/C

☐ Performance L/C

Issuing Bank:

Nominal Amount:

Expiry Date:

[Note: attach proposed form or details]

(d)	the proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrowers hereby confirms as follows:

(a)	the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)	the Borrowers will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d)	all other conditions precedents in Sections 5.1 and 5.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

[Insert Name of Borrower] hereby irrevocably notifies you of the following:

(a)	the payment, rollover or conversion represents the following [check one or more]:

☐	reduction in Advances under Credit
☐	rollover of existing Advances as the same type of Advance under Credit
☐	conversion of existing Advances to another type of Advance under Credit

(b)	the payment, rollover or conversion date shall be ■

(c)	the Advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

☐	Prime Rate Advance

Amount: C$_________________________

☐	B/A Advance

Amount: C$___________________________

Maturity Date: _______________________

☐	Base Rate Advance

Amount: US$____________________________

☐	LIBOR Advance

Amount: US$_____________________________

Start of current LIBOR Period: _____________________

DATED                     , 201        .

HUDBAY MINERALS INC.

By
Name:
Title:

Name:
Title:

HUDSON BAY MINING AND SMELTING CO., LIMITED

By
Name:
Title:

cc.	The Bank of Nova Scotia

Corporate Banking, Loan Syndications

40 King Street West

Scotia Plaza, 62nd Floor

Toronto, Ontario

M5W 2X6

Attention: Managing Director

Fax No.: 416.866.3329

SCHEDULE 7.1(M) ORGANIZATIONAL CHART

SCHEDULE 13.17(C)

INFORMATION THAT MAY BE DISCLOSED

HudBay Minerals Inc. & Hudson Bay Mining and Smelting Co., Limited

Toronto, Ontario

November 3, 2010

$■